FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/4/2007

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.

46a, Avenue John F. Kennedy

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium's 2006 Annual Report.

May 4, 2007

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders of TERNIUM S.A., société anonyme holding, to be held on Wednesday, June 6, 2007, at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg. The Meeting will begin promptly at 2:30 p.m., local time.

At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations and will have the chance to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2006 annual report (which includes the Company’s financial statements for the year ended December 31, 2006, in their consolidated and unconsolidated form, and the board of directors’ and the independent auditors’ reports), are available free of charge at the Company's registered office in Luxembourg and on our website at http://www.ternium.com/en/investor/. They may also be obtained upon request, by calling +352 26 68 31 52 or +1 (888) 269 2377 (this number is toll free if you call from the United States).

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at the meeting. You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from The Bank of New York, the depositary bank, or your broker/custodian, for instructions on how to exercise your vote by proxy.

Yours sincerely,

Paolo Rocca

Chairman

THE BANK OF NEW YORK

101 Barclay Street

New York, NY 10286

Re: TERNIUM S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”)

for Shares of Common Stock, US$1 Nominal Value (“Common Stock”), of

Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on June 6, 2007, at 2:30 p.m. C.E.T., the meeting will take place at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for such meeting, will be made available beginning on May 4, 2007, on the Company’s website at http://www.ternium.com/en/investor/.

The enclosed dedicated proxy form is provided to allow the shares represented by your ADRs to be voted at the meeting. The Notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2006 annual report (which includes the Company’s financial statements for the year ended December 31, 2006 in their consolidated and unconsolidated form, together with the board of directors and independent auditors reports), will be made available on the Company’s website beginning on May 4, 2007, at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1-888-269-2377 (this number is toll free if you call from the United States). They will also be made available free of charge beginning on May 4, 2007, at the Company's registered office in Luxembourg.

Each holder of ADRs as of May 1, 2007 is entitled to instruct The Bank of New York, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Eligible ADR holders who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York, 101 Barclay Street, New York, NY 10286, U.S.A. Attention: American Depositary Receipt Administration. If the Depositary receives properly completed instructions by 3:00 p.m., New York City time, on June 1, 2007, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:00 p.m., New York time, on June 1, 2007, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of shares underlying such ADRs to vote that amount of shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:00 p.m., New York time, on June 1, 2007. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from May 1, 2007, until June 1, 2007.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR

VOTING INSTRUCTIONS PRIOR TO 3:00 P.M. (NEW YORK CITY TIME) ON JUNE 1, 2007.

THE BANK OF NEW YORK

Depositary

May 1, 2007

New York, New York

TERNIUM S.A.

Société Anonyme Holding

46A, Avenue John F. Kennedy

L-1855, Luxembourg

RCS Luxembourg B 98 668

Notice of the Annual General Meeting of Shareholders

to be held on June 6, 2007 at 2:30 p.m. C.E.T.

Notice is hereby given to holders of shares of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on June 6, 2007, at 2:30 p.m. (local time). The meeting will be held at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. The items listed below will be submitted to the vote of the Shareholders.

AGENDA

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2006.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2006.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2006.

5.	Election of the Board of Directors’ members.

6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

7.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

8.	Board of Directors’ compensation.

9.	Appointment of the independent auditors and approval of their fees.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented.

PROCEDURES FOR ATTENDING THE MEETING

Any shareholder who holds one or more share(s) of the Company on June 1, 2007 (the “Record Date”) shall be admitted to the Annual General Meeting of Shareholders of the Company. Holders of shares as of June 1, 2007 may also vote by proxy.

Those shareholders who have sold their shares between the Record Date and the date of the Annual General Meeting of Shareholders must not attend or be represented at such meeting. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of May 1, 2007 are entitled to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Elegible holders of ADRs who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York, 101 Barclay Street, New York, NY 10286, U.S.A. Attention: American Depositary Receipt Administration, by 3:00 p.m., New York City time, on June 1, 2007.

The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meeting, and further details on voting procedures) and the forms furnished by the Company in connection with the meeting, may be obtained from the Company’s registered office located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, between 10:00 a.m. and 5:00 p.m. (local time).

Copies of the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2006 annual report (which includes the Company’s financial statements for the year ended December 31, 2006, in their consolidated and unconsolidated form, and the board of directors’ and the independent auditors’ reports) are available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (888) 269 2377 (this number is toll free if you call from the United States). These documents are also available free of charge at the Company's registered office in Luxembourg.

Raúl H. Darderes

Secretary to the Board of Directors

May 4, 2007

Luxembourg

TERNIUM S.A.

Société Anonyme Holding

46A, Avenue John F. Kennedy

L-1855, Luxembourg

RCS Luxembourg B 98 668

SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT

Annual General Meeting of Shareholders

to be held on June 6, 2007 at 2:30 p.m. C.E.T.

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on June 6, 2007, starting at 2:30 p.m., C.E.T., for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”), at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg.

As of May 1, 2007, there were issued and outstanding 2,004,743,442 shares of common stock, US$1 nominal value each, of the Company (the “Common Stock”), including shares of Common Stock (the “Deposited Shares”) deposited with The Bank of New York (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares).

Each holder of shares of Common Stock is entitled to one vote per share.

Holders of shares as of June 1, 2007 may also vote by proxy.

Each holder of ADRs as of May 1, 2007 is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Elegible holders of ADRs who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York, 101 Barclay Street, New York, NY 10286, U.S.A. Attention: American Depositary Receipt Administration, by 3:00 p.m., New York City time, on June 1, 2007. If the Depositary receives properly completed instructions by 3:00 p.m., New York City time, on June 1, 2007, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:00 p.m., New York time, on June 1, 2007, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of shares underlying such ADRs to vote that amount of shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:00 p.m., New York time, on June 1, 2007. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time. In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from May 1, 2007 until June 1, 2007.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank.

Holders of ADRs traded in the New York stock exchange need not have their ADRs blocked for trading.

The meeting will appoint a chairperson pro tempore to preside over the meeting. The chairperson pro tempore will have broad authority to conduct the meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by majority vote, irrespective of the number of shares present or represented.

The meeting is called to address and vote on the following agenda:

1.	CONSIDERATION OF THE BOARD OF DIRECTORS’ AND INDEPENDENT AUDITOR´S REPORTS ON THE CONSOLIDATED FINANCIAL STATEMENTS. APPROVAL OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AS OF, AND FOR THE FISCAL YEAR ENDED, DECEMBER 31, 2006

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements for the fiscal year ended December 31, 2006, after due consideration of the reports from each of the Board of Directors and Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, on such consolidated financial statements. The consolidated balance sheet of the Company and its subsidiaries at December 31, 2006 and the related consolidated statement of income, consolidated statement of changes in shareholders’ equity, consolidated cash flow statement and notes to the consolidated financial statements, the report from Price Waterhouse & Co. S.R.L. on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2006 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (888) 269 2377 (this number is toll free if you call from the United States). Copies of the Company’s 2006 annual report are also available free of charge at the Company's registered office in Luxembourg.

2.	CONSIDERATION OF THE BOARD OF DIRECTORS´ AND INDEPENDENT AUDITOR´S REPORTS ON THE UNCONSOLIDATED ANNUAL ACCOUNTS. APPROVAL OF THE COMPANY´S UNCONSOLIDATED ANNUAL ACCOUNTS AS OF, AND FOR THE FISCAL YEAR ENDED, DECEMBER 31, 2006

The Board of Directors recommends a vote FOR approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2006, after due consideration of the report from each of the Board of Directors and PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises, member firm of PricewaterhouseCoopers, on such unconsolidated annual accounts. These documents are included in the Company’s 2006 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (888) 269 2377 (this number is toll free if you call from the United States). Copies of the Company’s 2006 annual report are also available free of charge at the Company's registered office in Luxembourg.

3.	ALLOCATION OF RESULTS AND APPROVAL OF DIVIDEND PAYMENT

The Board of Directors recommends a vote FOR approval of a dividend payable in U.S. dollars on June 12, 2007 in the amount of US$ 0.05 per share currently issued and outstanding on June 7, 2007. Since each ADR is equivalent to ten shares, this dividend payment of US$ 0.05 per share is equivalent to US$ 0.50 per ADR. All of the aggregate amount of US$ 100,237,172.10 to be distributed as dividends are to be paid from the Company’s distributable reserve account. The profits of the year ended December 31, 2006 of US$ 392,230,475 will be allocated to the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board of Directors determine, in its discretion, the terms and conditions of the dividend payment.

4.	DISCHARGE TO THE MEMBERS OF THE BOARD OF DIRECTORS FOR THE EXERCISE OF THEIR MANDATE THROUGHOUT THE YEAR ENDED DECEMBER 31, 2006

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s accounts for the year ended December 31, 2006, the members of the Board of Directors be discharged from any liability in connection with the management of the Company’s affairs during such year.

5.	ELECTION OF THE BOARD OF DIRECTORS’ MEMBERS.

The Company’s Articles of Association provide for the annual election by the holders of Common Stock of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.

Under the Company’s Articles of Association and applicable U.S. laws and regulations, effective on February 1, 2006, the Company is required to have an audit committee comprised solely of directors who are independent.

The present Board of Directors of the Company consists of eleven Directors. Three members of the Board of Directors (Messrs. Ubaldo Aguirre, Adrian Lajous and Gerardo Sepulveda) qualify as independent members under the Company’s Articles of Association and applicable law.

It is proposed that (i) Messrs Ubaldo Aguirre, Roberto Bonatti, Rinaldo Campos Soares, Carlos Condorelli, Adrian Lajous, Bertoldo Machado Veiga, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-elected as members of the Board of Directors and (ii) Mr. Pedro Pablo Kuczynski be appointed as a member of the Board of Directors. If appointed, Mr. Kuczynski would qualify as an independent member of the Board of Directors under the Company’s Articles of Association and applicable law.

Set forth below is summary biographical information of each of the candidates:

1) Mr. Ubaldo Aguirre*. Mr. Aguirre is a managing director of Aguirre, Gonzalez and Marx S.A., and argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Mr. Aguirre, aged 58, is an Argentine citizen

2) Mr. Roberto Bonatti. Mr. Bonatti is president of San Faustin N.V. (“San Faustin”), the Company’s controlling shareholder, president of Techint Compañía Técnica Internacional S.A.C.I. of Argentina, and Tecpetrol S.A. and a director of Tenaris S.A. (“Tenaris”), Siderca S.A.I.C. and Siderar S.A.I.C. (“Siderar”). Mr. Bonatti, aged 57, is an Italian citizen.

3) Mr. Rinaldo Campos Soares. Mr. Campos Soares is president and a member of the board of directors of Usinas Siderurgicas de Minas Gerais S/A – USIMINAS, president of Cosipa, chairman of the board of directors of Rio Negro Comércio e Indústria de Aço, Usiparts Sistemas Automotivos, president of Usiminas Mecânica, president of Fundação São Francisco Xavier and vice president of the Brazilian Steel Institute. Mr. Campos Soares, aged 68, is a Brazilian citizen.

4) Mr. Carlos Condorelli. Mr Condorelli is chief financial officer of Tenaris, and vice president and member of the board of directors of each of Tenaris Financial Services S.A. and Tenaris Global Services S.A. Mr. Condorelli, aged 56, is an Argentine citizen.

5) Mr. Pedro Pablo Kuczynski*. Mr. Kuczynski has been Prime Minister of Peru during 2005 and 2006. He previously served as Minister of Economy and Finance from 2001 until 2005. He also served as Minister of Energy and Mines from 1980 until 1982. Until 2001, Mr. Kuczynsi served as president of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. From 1977 until 1980, he ran a bauxite mining company affiliated with Alcoa. He began his career at the World Bank in 1961 where he held several positions, including head of the World Bank’s Policy Planning Division, Chief Economist for Latin America and Chief Economist of the International Finance Corporation. He was born in Peru in 1938. Mr. Kuczynsi was educated in Peru and at Oxford and Princeton. Mr. Kuczynski, aged 68, is a U.S. and Peruvian national.

6) Mr. Adrian Lajous*. Mr. Lajous is senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. Mr. Lajous, aged 63, is a Mexican citizen.

7) Mr. Bertoldo Machado Veiga. Mr. Machado Veiga is chairman of the board of directors of Usinas Siderurgicas de Minas Gerais S/A – USIMINAS and head of its legal department, and a director of Fasal S/A Comércio e Indústria de Produtos Siderúrgicos. Mr. Machado Veiga, aged 64, is a Brazilian citizen.

8) Mr. Bruno Marchettini. Mr. Marchettini is senior advisor in technological matters for the Techint Group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin and Tenaris. Mr. Marchettini, aged 65, is an Italian citizen.

9) Mr. Gianfelice Mario Rocca. Mr. Rocca is chairman of the board of directors of San Faustin, a director of I.I.I. Industrial Investments Inc., Tenaris, Dalmine S.p.A. and Tubos de Acero de México, S.A., president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Techint S.A. de C.V. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Ras, RCS Quotidiani, Fastweb and Buzzi Unicem. He is Vice President of Confindustria, the leading association of Italian industrialists. He is a member of the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Gianfelice Rocca graduated in Physics cum laude at the University of Milan and holds a postgraduate degree from Harvard Business School. Mr. Rocca, aged 59, is an Italian citizen.

10) Mr. Paolo Rocca. Mr. Rocca has served as our chairman since 2005. He is also chairman and chief executive officer of Tenaris, director and vice-president of San Faustín and director of Techint Financial Corporation N.V. Mr. Rocca currently serves as chairman of Tubos de Acero de México S.A. and Dalmine S.p.A., and vice-president of Confab Industrial S.A. and honorary president of the Board of Directors of Siderar. Mr. Rocca is member of the Executive Committee of the IISI (International Iron and Steel Institute) and member of the International Advisory Committee of the NYSE (New York Stock Exchange). Mr. Rocca, aged 54, is an Italian citizen.

11) Mr. Daniel Agustin Novegil. Mr. Novegil has served as director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. Mr. Novegil, aged 54, is an Argentine citizen.

Each elected director will hold office until the next annual general meeting of shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 4, 2008.

*	Independent directors

The Board of Directors of the Company met nine times during 2006. On January 12, 2006, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association of the Company. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

6.	AUTHORIZATION TO THE BOARD OF DIRECTORS TO DELEGATE THE DAY-TO-DAY MANAGEMENT OF THE COMPANY’S BUSINESS TO ONE OR MORE OF ITS MEMBERS

It is proposed that the Board of Directors of the Company be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

7.	AUTHORIZATION TO THE BOARD OF DIRECTORS TO APPOINT ONE OR MORE OF ITS MEMBERS AS THE COMPANY’S ATTORNEY-IN-FACT

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board of Directors of the Company (the “Board”) to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.

8.	BOARD OF DIRECTORS´ COMPENSATION.

It is proposed that each of the Board of Directors’ members in office receive an amount of US$ 70,000 as compensation for their services during the current fiscal year. It is further proposed that the Chairman of the Audit Committee receive an additional fee of US$ 60,000 and that the other Directors who are members of such Committee receive an additional fee of US$ 50,000.

9.	APPOINTMENT OF THE INDEPENDENT AUDITORS AND APPROVAL OF THEIR FEES

Based on the recommendation from the Company’s Audit Committee, the Board of Directors recommends a vote FOR the appointment of PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises, and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2007, to be engaged until the next annual general meeting that will be convened to decide on the 2007 accounts.

In addition, the Board of Directors recommends a vote FOR approval of an amount up to US$ 3,255,698 payable to the independent auditors as fees for services to be rendered during the fiscal year ending December 31, 2007, such fees to cover the audit of the Company and its subsidiaries, other audit related services and other services rendered by the independent auditors. The Board also recommends that the Audit Committee of the Board of Directors be authorized to increase the independent auditors’ fees whenever it would conclude that circumstances would merit any such change.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 4, 2008. A holder of shares who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg not later than 4:00 P.M. (local time) on February 20, 2008, in order for such proposal to be considered for inclusion on the agenda for the 2008 annual general meeting of shareholders.

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the Meetings to respond to questions.

Raúl H. Darderes

Secretary to the Board of Directors

Ternium

Annual Report 2006

Company Profile

Ternium is one of the leading steel companies in the Americas. We manufacture and process a broad spectrum of value-added steel products, including tinplate, galvanized and electro-galvanized sheets, pre-painted sheets, welded pipes, hot rolled pickled and annealed and cold rolled steel, as well as slit and cut-to-length offerings through our service centers. We also produce long steel products such as bars and wire rod.

Our customers range from large global companies to small enterprises operating in the construction, home appliances, capital goods, containers, food and automotive industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

With a deep industrial culture, Ternium supports its operations with 18,300 direct employees. Our integrated manufacturing facilities, which produced nearly 10 million tons of crude steel in 2006, are located in Mexico, Argentina and Venezuela, providing us with a strong position from which to serve our core markets throughout the Americas.

Ternium’s production costs are among the lowest in the industry as a result of our favorable access to energy and proximity to iron ore sources, which is further enhanced by our proprietary mines in Mexico.

We are committed to being responsible and active members of the communities in which we operate. We are committed to investing in them and we work hard to share our success with our neighbors.

Operating and Financial Highlights

	2006	2005
SALES VOLUME (thousand tons)
Flat products	6,861.4	5,382.6
Long products	2,173.7	1,217.7
Total flat and long products	9,035.1	6,600.3

FINANCIAL INDICATORS (US$ millions)
Net sales	6,569.0	4,447.7
Operating income	1,636.6	1,392.2
EBITDA (1)	2,074.3	1,762.9
Income before income tax expense	1,258.3	1,291.3
Net income attributable to:
Equity holders of the Company	795.4	704.4
Minority interest	200.5	368.4

Net income for the year	996.0	1,072.8
Free cash flow (2)	839.2	1,017.5
Capital expenditures	405.8	244.9

BALANCE SHEET (US$ millions)
Total assets	8,770.5	8,660.0
Total financial debt	1,057.1	2,916.3
Net financial debt	413.7	2,150.7
Total liabilities	3,283.4	5,084.1
Capital and reserves attributable to the company's equity holders	3,757.6	1,842.5
Minority interest	1,729.6	1,733.5

STOCK DATA (US$ per share / ADS)
Basic earnings per share	0.41	0.58
Basic earnings per ADS (3)	4.11	5.82
Weighted average number of shares outstanding (4)	1,936,833.1	1,209,476.6
(thousand shares)

DIRECT EMPLOYEES (5)	18,257	18,283
OUTSOURCED PERSONNEL	3,997	4,733

Note: based on consolidated financial data. The combined consolidated financial statements for the year 2005 combine and consolidate Ternium Siderar, Ylopa and Ternium International, together with Amazonia since February 2005 and with Ternium Hylsa since August 2005.

(1)

EBITDA equals operating income of US$1.6 billion and US$1.4 billion in 2006 and 2005, respectively, plus depreciation and amortization of US$424.5 million and US$316.4 million in 2006 and 2005, respectively, and other non-cash items of US$13.3 million and US$54.3 million in 2006 and 2005, respectively (which related to the closure of certain facilities).

(2)

Free cash flow equals net cash provided by operating activities of US$1.2 billion and US$1.3 billion in 2006 and 2005, respectively, less capital expenditures of US$0.4 billion and US$0.2 billion in 2006 and 2005, respectively.

(3)	Each ADS represents 10 shares of Ternium common stock.
(4)	Shares outstanding were 2,004,743,442 and 1,396,551,887 as of December 31, 2006 and 2005, respectively.
(5)

During 2006, Ternium successfully streamlined staffing throughout its organization. Previously outsourced personnel became direct employees of the Company, while the aggregate number of direct employees and outsourced personnel decreased compared to 2005 levels.

Letter to Shareholders

Dear Shareholder,

Last year was Ternium’s first year as a publicly listed company following the completion of our initial public offering in February. It was a year in which our focus was very much on consolidating the company through integration and the fostering of a common industrial culture throughout the enterprise. Ternium, with production of 9.7 million tons of crude steel and 9.2 million tons of finished products, is one of America’s leading steel producers and, with an EBITDA margin of 32% on net sales, it is one of the most competitive steel producers anywhere in the world.

Our strong regional positioning in Latin America, with its growing markets, and privileged position in the vast North American market, the destination of 42% of our sales, provides us abundant opportunities for growth. We will continue to build Ternium, investing in our industrial facilities and processes and in human resources. We are strengthening our processes to integrate our operations more closely with those of our customers and to create further value by strengthening their competitiveness. At the same time, we are working with the local communities where we have our roots to contribute to their sustainable development.

Global steel consumption is growing strongly, with a compound annual growth rate over the past five years of 8.1%, led by China, which now represents 32% of total global steel consumption. Steel consumption in Latin America is also growing strongly where the compound annual growth rate over the past five years has been 7.1%, or twice the level of regional GDP growth. With regional policies favoring industrialization, this strong growth in regional steel consumption should continue.

The successful integration of the former Hylsamex operations has opened significant opportunities for Ternium in North America. Productivity at our plants in Mexico has risen sharply in the eighteen months since the acquisition. With imports accounting for as much as one-third of Mexican steel consumption and with Monterrey’s location close to southern U.S. markets, we believe that there will be many chances for Ternium’s industrial model to grow and prosper.

The financial results of Ternium’s first year as a publicly listed company reflect both the strength of our industrial positioning and the ongoing growth in our markets. Operating income amounted to US$1.6 billion and net income to US$1.0 billion on sales of US$6.6 billion. Capital expenditures in our industrial system amounted to US$405.8 million. The debt taken on has now been largely paid down to leave Ternium with a strong balance sheet ready to take advantage of opportunities for strategic growth. Earnings per ADS amounted to US$4.11 and we propose to distribute a dividend of US$0.50 per ADS to shareholders in June following these results.

In closing, I would like to express my thanks to our dedicated employees for their efforts in making possible all that we have accomplished during the year as well as to our customers, suppliers and shareholders for their continued support and confidence in Ternium.

Sincerely,

Paolo Rocca

Chairman

Business Review

Market Background and Outlook

In 2006, the global steel market continued to expand at a rapid pace, fueled by the strong performance of the world economy.

The Mexican economy performed well during the year. Growth rates picked up, aided by the good performance of the construction and industrial sectors. The U.S. economy also had a positive performance in 2006. GDP is estimated to have grown at a slightly higher rate than in 2005, although growth was uneven across various sectors of the economy, with some experiencing less dynamism than others.

In 2006, South America’s economies continued to enjoy strong growth, characterized by good pricing levels of commodities, healthy public finances, stable local currencies and relatively low local interest rates. The main economies in the region showed robust growth for the fourth year in a row, aided by the good performance of the construction and industrial sectors.

GDP performance—Latin America*	GDP performance—United States*

Apparent steel use in the North America Region is estimated to have grown by about 11% year-over-year in 2006. The recovery in apparent steel use was particularly notable in the U.S., as consumption in 2005 was affected by an inventory correction. The Mexican steel market, which ranks as the third largest in the Americas, is estimated to have grown at a rate of about 6% in the last four years, well above the rate of the U.S. market in the same period. A de-stocking process took place in the distribution sectors in the U.S. and Mexico during the fourth quarter of 2006, due to slower economic growth in the period. The steel market stabilized during the first quarter of 2007.

Apparent Steel Use—Mexico*	Apparent Steel Use—United States*

Steel consuming sectors such as construction, automotive and capital equipment showed mixed performance during 2006. In Mexico, all sectors continued expanding and at higher growth rates, particularly automotive. In the U.S., on the other hand, activity in the automotive sector softened in 2006. Overall construction activity was good, helped by a strong year in non-residential construction, which offset a lower level of activity in residential construction.

*	Source: IISI.

Construction—Mexico*	Construction—United States*

Finished steel demand continued to grow at a strong pace in our core markets within South and Central America. Apparent steel use is estimated to have grown 13% year-over-year in 2006, slightly above the estimated average for the 2003-2006 period, which reflects the continued strong performance of the Argentine and Venezuelan economies in the current cycle.

Apparent Steel Use – South and Central America ex Brazil*

The construction, automotive and capital equipment sectors in the South and Central America Region had another strong year of growth in 2006. All sectors continued expanding and most of them experienced higher growth rates. In Argentina, the key steel consuming construction sector grew 15% year-over-year in 2006, while the automotive and home appliance sectors grew 35% and 15%, respectively, during the year. Construction activity in Venezuela grew for the third year in a row, by 39% compared to 2005.

Construction—Argentina*	Construction—Venezuela*
P

The outlook for 2007 in the North America Region is mixed. GDP growth is expected to be slightly lower compared to the rate achieved in 2006. Apparent steel use in Mexico is expected to grow again in 2007, though at lower rates compared to 2006. The steel market in the U.S. is expected to shrink slightly compared to the previous year, mainly as a result of further de-stocking in the distribution sector.

In the South and Central America Region, the outlook for 2007 is positive. The economies of

*	Source: IISI.

the region should continue to enjoy a strong environment for commodities and favorable financial conditions. GDP performance is expected to be slightly lower compared to growth in 2006, as the main economies are likely to revert to more normal long-term growth trends. In this context, apparent steel use is expected to post another year of growth in the region, though at lower rates compared to 2006.

Summary of Results

Driven by healthy pricing levels and solid demand in its core markets, Ternium achieved significant shipment growth in 2006. Growth was good in the North America Region and particularly strong in the South and Central America Region, as a result of positive economic performance.

Steel prices in the North America Region in 2006 were less volatile than in prior years. The demand-driven pick up in prices that occurred in the second quarter of 2006 subsided in the fourth quarter of the year. A de-stocking process in the distribution sectors in the U.S. and Mexico in the fourth quarter was caused by slower economic growth and higher imports during the period. Steel prices recovered during the first quarter of 2007. The development of this steel price cycle, which was softer than the one experienced by the industry in mid-2005, reflects the steel sector’s ability to adjust to demand conditions following the significant consolidation in steel production capacity.

This environment benefited Ternium in 2006. Our net sales were US$6.6 billion on shipments of 9.0 million tons. Revenue per ton shipped was US$698 (including only flat and long products). Operating income was US$1.6 billion, or 25% of net sales. Net income for the year was US$1.0 billion, of which US$0.2 billion is attributable to minority interest.

Ternium achieved a free cash flow (net cash provided by operations less capital expenditures) of US$0.8 billion in 2006. Furthermore, including the effects of the Company’s initial public offering and the conversion of Ternium’s subordinated convertible loans into common shares of the Company, both concluded in early 2006, Ternium’s debt was reduced by US$1.8 billion in the year. Accordingly, Ternium achieved renewed financial flexibility to pursue growth opportunities.

For a more detailed analysis of Ternium’s financial condition and results of operations, please refer to the “Operating and Financial Review” section.

Business Performance

Our production facilities are located in Mexico, Argentina and Venezuela. The product range is wide and includes hot rolled coils, cold rolled steel, hot dip and electro-galvanized, tinplate, pre-painted steel, welded pipe and insulated paneling. Most products are tailor-made, either slit or cut-to-length, and subject to other transformations at our service centers. We also manufacture reinforcing bars for the construction sector and wire rod for industrial uses and for the construction market.

During 2006, Ternium developed new steel products for customized applications as part of its strategy to produce value-added products and access new markets while enhancing customer service. These included new steel grades to be used in the production of bumper bearers, chassis, crossbars and suspension springs in the automotive industry, new API steel grades for oil industry applications and special projects and new coated steel grades for use in exposed surfaces of home appliances and for constructive systems.

Ternium also developed corrosive-resistant steel for use in iron ore transport wagons, steel grades for cold rolled galvanized products for roofing applications and high-carbon wire rod for mattress springs, big wires, barbed wires and electric conductors’ reinforcement.

Ternium’s support program for small- and medium-sized enterprises (Pro-pyme Program) currently assists more than a hundred of its customers and suppliers servicing the construction sector and a broad spectrum of industrial activities. Ternium provides these companies with financial assistance and professional advice, including quality and industrial programs, market intelligence and counsel regarding unfair competition claims.

Through our Pro-pyme Program, we support the creation of new facilities and the development of new products such as iron ore transport wagons, refractory, liquid steel thermometers, truck trailers, fuel drums, electric panels and packing materials. We also help customers finance new capital equipment to expand their product range and increase and improve their manufacturing capabilities.

North America

Ternium is the leading supplier of flat and long steel products to the Mexican market and, through NAFTA, it has preferential access to the U.S. and Canadian markets. The Mexican steel market is one of the most dynamic and developed in Latin America given its size and growth prospects. Mexico is the market where Ternium has its largest sales growth opportunities.

Mexico’s steel demand grew strongly during the first half of 2006, tapering off to moderate levels in the second half of the year. For the full year 2006, the Mexican steel market grew 11% year-over-year to about 17.9 million tons of apparent steel use, supported by increased consumption in the industrial and construction sectors.

Through our facilities in Mexico, we have capitalized on the incremental steel demand by increasing production of hot rolled steel in our hot strip mill #1 by utilizing slabs from other Ternium mills and third parties. This allowed the Company to expand its presence with Mexican steel distributors and profile manufacturers and offset a slight tapering off in the industrial customers segment, which took place during the second half of 2006, mainly in export driven sectors such as automotive and home appliances.

We implemented a company-wide program that increased utilization of all of our product lines, cancelling low-margin, short-run products. As a result, production records were achieved across all production facilities, including the iron ore mines, melt shops, hot and cold rolling mills, coated lines and service centers.

Among the initiatives Ternium launched in 2006 to maintain its competitive position in the North America Region were its acquisition of the remaining 50% stake in Acerex owned by Worthington Industries and its integration of this service center into its Mexican operations. This furthered Ternium’s strategy of continuing to incorporate value-added products into its rich product mix. Ternium invested US$44.6 million to complete the Acerex transaction.

Ternium has rationalized its distribution network in the U.S., focusing operations on the most efficient locations. The Company has also increased its client base in the country, particularly in the south and southwest regions where it enjoys lower lead-times than other steel producers.

Ternium created a Mining division in 2006. Its responsibilities entail securing iron ore supply at competitive costs for Ternium’s Mexican operations, increasing iron ore reserves in our mines and commercializing excess availability of the mineral.

During 2006, iron ore exploration activities were carried out in several locations. As a result of such actions, 15 million tons of new concentrates equivalent have been surveyed, of which 6 million tons were certified. In the same period, 6 million tons of concentrate equivalents were deployed. Studies will continue at these locations during 2007 to further increase their potential. Additionally, Ternium is in the process of evaluating alternative mining projects aimed at achieving higher production and shipments of iron ore.

South and Central America

Ternium is the leading supplier of flat steel products to the Argentine, Paraguayan, Peruvian, Ecuadorian, Colombian and Venezuelan markets. During 2006, all of these markets exhibited high levels of growth in apparent steel use.

Argentina’s steel demand grew significantly during 2006, tied primarily to the country’s good economic performance, which was mainly driven by solid domestic demand. The Argentine steel market grew 10% to about 4.1 million tons of apparent steel use, supported by increased consumption in the construction and industrial sectors. Of note was growth in the automotive industry, which expanded 34% year-over-year in 2006 and still shows relatively low capacity utilization.

Our aggregate shipments to Chile, Bolivia, Paraguay and Uruguay almost doubled in 2006, as a result of across-the-board strength in demand for steel products. Of note were the high activity levels in Uruguay and Chile, where GDP in 2006 expanded by 6.9% and 4.5%, respectively.

Peru, where apparent steel use was about 1.3 million tons in 2006, also enjoyed strong economic activity in 2006. In Ecuador, apparent steel use surpassed 0.9 million tons in 2006, its third consecutive year of growth and a new record. The Colombian steel market repeated the good performance of previous years, with apparent steel use at about 2.4 million tons, mainly driven by the strong activity in the construction sector.

Steel demand in Venezuela was good as well during 2006. The country’s outstanding economic performance in 2006 was aided by a 50% year-over-year boost in government spending. The Venezuelan steel market grew 31% to about 3.2 million tons of apparent steel use, supported by increased consumption in private construction and infrastructure development. Activity in the country’s oil industry was also high, allowing Ternium to maintain strong shipment levels to this sector. Of note was the particularly strong activity in large-scale natural gas projects.

The Company seeks ways to add value and enhance customer service as part of its ongoing initiative to maintain its competitive position in the region. With this objective, early in 2006 we completed the acquisition of Acindar’s welded steel tubes manufacturing facilities in Argentina for US$55 million. The acquired assets provide us with 140,000 tons per year of steel tube production capacity.

A union-led work slowdown at Ternium’s mill in Venezuela started in September over a dispute concerning employee benefits. This action, together with work stoppages that lasted for two days in September, three days in October and seven days in November, affected production levels at several of the Company’s product lines. Shipments were reduced by an estimated 170,000 tons during the fourth quarter of 2006 as a result of these actions. The mill returned to full production on November 8, 2006.

Investments

Ternium’s capital expenditures during 2006 reached US$406 million. The Company’s investment program has been diverse, encompassing the prospecting for iron ore reserves, revamping and expanding its metallic and steel producing mills, developing finished product capacity and enhancing the overall mix of value-added products. The addition of Hylsamex enhanced Ternium’s growth prospects in North America and presented significant opportunities for operational integration. During 2006, the Company launched several initiatives to capitalize on these opportunities, some of which are expected to begin to bear fruit in 2007.

Ternium’s capital expenditures for 2007-2010 are estimated to be US$1.7 billion, primarily directed at projects to expand, enhance and maintain the Company’s facilities. The Company’s objective is to produce crude steel in locations with favorable access to raw materials and energy, and finished steel close to the locations where we expect the strongest sales growth. We believe this strategy will allow us to meet the increasing demand for steel in our regional markets while also expanding our presence in North America. The additional production required by this approach will be generated mostly from existing spare capacity that requires a low level of investment per added ton.

Ternium’s investment plan includes a number of noteworthy projects that are currently in the pipeline, including:

Expansion of hot rolled coil production in Mexico and slab production in Venezuela.

By mid-2007, the hot strip mill #1 in Mexico will expand its processing capacity by about 500,000 tons of slabs per year. Concurrently, the flat steel shop in Venezuela will expand its slabs production capacity by about 500,000 tons per year. These two projects will enable Ternium to increase its penetration of the North American market.

New service center in Central Mexico.

This new facility will add 400,000 tons per year of processing capacity in two stages — the first of which will be completed in 2008 and the second of which will be concluded in 2010. Ternium expects that this new service center will allow it to expand its customer base and replace imported products in Central Mexico, mainly in the high-end industrial segment.

Crude steel and hot rolled coil production expansion in Argentina.

Production capacity at the hot strip mill has recently been expanded by 250,000 tons per year. Ternium plans to further reduce bottlenecks in this facility and scale up its production capacity by an additional 300,000 tons per year in two stages — the first of which will be completed in 2009 and the second of which will be completed in 2011. Additionally, during 2010 the Company intends to complete a crude steel production expansion project in Argentina, with the goal of increasing slab production capacity by about 1.2 million tons per year.

Billet production expansion in Venezuela.

The Company expects to complete the first of a two-stage revamping of its HYL production facilities in Venezuela, which will expand its direct reduced iron or “DRI” production capacity. The higher supply of metallic charge for the steel shop will permit it to increase its utilization rate by 400,000 tons of billets per year in two stages — the first of which will be completed during 2008 and the second of which will be concluded in 2010.

Our Communities and Environment

Communities

Over the years, each Ternium production unit has strengthened its ties to its local community through close collaboration with community leaders and scientific research and education centers.

Ternium offers support to small- and medium-sized companies operating upstream and downstream its value chain, recognizing the importance of their development to the sustainability of the Company’s success. As part of this support program (Pro-pyme), many companies have received a wide range of assistance from Ternium, including financial assistance, professional advice and the ability to reach new markets in the Americas and the world.

Ternium also conducts activities and programs aimed at improving the overall quality of life in its local communities. Ternium leads projects and collaborates with public and private organizations in the fields of culture, education and health. We sponsor academic scholarships, as well as the improvement of educational and healthcare facilities, cultural activities and sports programs.

Mexico

In 2006, through joint actions with “Clínica Nova”, Ternium was behind several initiatives that promoted health and sports for its employees in the Monterrey area. We also took action to aid the development of the local communities in the region’s mining areas.

The Company organized health teams and centers through which primary school students were able to receive medical diagnosis. Ternium remodeled primary schools and organized academies for labor training. We also developed local infrastructure, including new roads and better access to remote towns.

Ternium also sponsored activities to encourage social integration of its employees with the nearby communities. These included a marathon and the opening of sports training schools, at which games were organized in several disciplines and categories.

Argentina

In 2006, the Company implemented several programs aimed at contributing to the advancement of education, health, arts and culture. Activities included exhibitions on local history and paintings, the promotion and spread of world class artistic and cultural activities, as well as a local city marathon.

The Company also continued to work to strengthen the local technical schools in the country. This endeavor included funding scholarships, providing training for a number of students and teachers, and remodeling three local technical schools. The Company also participated in the complete remodeling of a local hospital.

Venezuela

In 2006, through “Fundación Sidor,” the Company funded the diverse needs of local schools and healthcare institutions, including the remodeling and equipping of the intensive care unit of one local hospital. We also funded urban development projects and the construction of new homes for our employees.

Ternium Sidor also promoted local artists, as well as diverse educational activities and concerts. At the same time, it has made contributions to the local symphony orchestra and sponsored activities to encourage social integration and sports among its employees, including marathons and in-company sporting games in several disciplines.

Environment, Health & Safety

During 2006, Ternium established its own unified environmental, safety and occupational health policy. The Company also adopted the International Iron and Steel Institute’s (IISI) policy statement and its six principles for excellence in safety and occupational health, as well as the Occupational Safety and Health Administration’s (OSHA) 18,000 international standard directives. We actively participate in different governmental and non-governmental forums focused on the environment, health and safety. These forums include the environmental, health and safety commissions and working groups of organizations such as the IISI, the Latin American Iron & Steel Institute (ILAFA) and various national chapters of the World Business Council for Sustainable Development (WBCSD).

Chief among our top management’s core responsibilities are prevention, education, workplace intervention and incident and accident analysis. Currently, Ternium is developing a unified environment and safety management information system that will support the implementation and execution of its programs, including those related to environmental and safety risk identification and assessment, events processing, improvement plans, management control and follow up.

Current safety improvement initiatives, together with those implemented in previous years, have allowed Ternium to cut its injuries frequency rate1 (IFR) to 9.5 in 2006, down from an IFR of 14.6 the previous year. We also have been able to lower our lost time injuries frequency rate2 (LTIFR) to 4.7 in 2006 from 6.6 the previous year.

Ternium supports the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the life-cycle of steel products. We continually review our operations to maximize the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and waste waters. One noteworthy development on this front in 2006 was the installation of new air emission control equipment at our sinter facilities in Argentina, which includes an electrostatic precipitator and bag house.

Today, steel producers utilize complex energy and gas management systems for optimal energy use in their processes. Gaseous by-products are used as fuels, replacing primary energy. Due to these strategies, the current industrial processes associated with primary steel production are achieving GHG-specific emission levels that are close to the theoretical minimum GHG-specific emission levels. This is the case for the electric arc furnace route, which is the technology employed by Ternium Sidor and Ternium Hylsa. Additionally, certain clean development mechanism projects (e.g., CDM, as outlined in the Kyoto Protocol) are under evaluation at Ternium Siderar, which uses the blast furnace route.

[1]	Injuries frequency rate refers to total quantity of injuries per million of worked hours.
[2]	Lost time injuries frequency rate refers to quantity of day-loss injuries per million of worked hours.

Corporate Governance

Shares

Ternium has a single class of shares, with each share having equal rights, including the entitlement to one vote at our general shareholders’ meetings. Our articles of association provide that the annual ordinary general shareholders’ meeting, at which our annual financial statements are approved and the members of our board of directors are appointed, occur in Luxembourg on the first Wednesday of each June at 2:30 p.m., Luxembourg time.

We have an authorized share capital of a single class of 3.5 billion shares, having a nominal value of US$1.00 per share.

Our articles of association currently authorize our board of directors, for a period commencing on June 17, 2005 and ending on October 26, 2010, to issue shares within the limits of our authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. Accordingly, until October 26, 2010, shares may be issued up to the authorized share capital limit of US$3.5 billion by a decision of the board of directors. With the exception of some cases set out in the articles of association, any issuance of shares for cash within the limits of the authorized share capital shall be, as long as our shares are listed on a regulated market, subject to the pre-emptive subscription rights of the then existing shareholders.

There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote our shares.

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended.

2	Board of Directors

Our articles of association provide for a board of directors consisting of a minimum of five (5) members (when the shares of the Company are listed on a regulated market as they currently are) and a maximum of fifteen (15) members. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal which are within its corporate purpose and which are not specifically reserved in the articles of association to the general shareholders´ meetings.

The board of directors is required to meet as often as required by the interests of Ternium. A majority of the members of the board of directors in office present or represented at each board of director’s meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. Our current board of directors is comprised of 11 directors and an audit committee, which is comprised entirely of independent directors.

3	Audit Committee

Ternium has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for Ternium employees or any of its subsidiaries. Under our articles of association and the audit committee charter, the audit committee:

•

assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of Ternium’s systems of internal control over financial reporting;

•	is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of, the Company’s independent auditors;

•

reviews Material Transactions (as such term is defined in the Company’s articles of association and the audit committee charter) between Ternium or its subsidiaries with Related Parties (as such term is defined in the Company’s articles of association; other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of Ternium) to determine whether their terms are consistent with market conditions or are otherwise fair to Ternium and its subsidiaries; and

•

performs such other duties imposed to it by applicable laws and regulations of the regulated market or markets on which the shares of Ternium are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as Ternium’s management and employees and, subject to applicable laws, its subsidiaries.

4	Auditors

Our articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the shareholders through a resolution passed by a simple majority vote at the annual general shareholders’ meeting, irrespective of the number of shares present or represented, on the audit committee’s recommendation. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the shareholders. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers (acting, in connection with our statutory annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., Réviseur d'entreprises, and, in connection with our annual and interim consolidated financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) was appointed as the Company’s independent auditor at the ordinary general shareholders’ meeting held on June 7, 2006. On June 17, 2005, our general shareholders’ meeting resolved to amend and restate the Company’s articles of association, as a result of which the position of statutory auditor was eliminated in accordance with the provisions of applicable Luxembourg law.

Board of Directors and Executive Officers

Board of Directors

Chairman
Paolo Rocca
Vice Chairman
Rinaldo Campos Soares

Ubaldo Aguirre (*)
Roberto Bonatti
Carlos Condorelli
Adrián Lajous Vargas (*)
Bruno Marchettini
Daniel Novegil
Gianfelice Rocca
Gerardo Sepúlveda (*)
Bertoldo Machado Veiga

Secretary
Raúl Darderes

(*) Audit Committee Members

Executive Officers

Chief Executive Officer and Director
Daniel Novegil

Chief Financial Officer
Roberto Philipps

International Commercial Officer
Alfredo Indaco

North Region Area Manager
Regulo Salinas

South Region Area Manager
Martín Berardi

Central Region Area Manager
Julián Eguren

Planning and Operations General Director
Oscar Montero

Technical Director
Luis Andreozzi

Human Resources Director
Miguel Angel Punte

Chief Information Officer
Rubén Bocanera

Corporate Information

Registered Office
46a Avenue John F. Kennedy
L1855 - Luxembourg
Luxembourg
(352) 26 68 31 52 tel
(352) 26 68 31 53 fax

Principal Executive Offices

México	Argentina	Venezuela
Av. Guerrero Nte. 151	Av. Leandro N. Alem 1067 21st Floor	Av. La Estancia, Edificio General, 9th Floor
San Nicolás de los Garza - Nuevo León	C1001AAF - Buenos Aires	Urbanización Chuao - Caracas
66452 México	Argentina	Venezuela
(52) 81 8865 2828 phone	(54) 11 4018 4100 phone	(58) 212 600 3901 phone
(54) 11 4018 1000 fax

Investor Information

Investor Relations Director	General Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com

Phone
Toll free number for U.S. callers: 1 (866) 890 0443
Mexico: 52 (81) 8865 2111
Argentina: 54 (11) 4018 2389

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll free number for U.S. callers: 1 888 269 2377
International Callers: (1) 212 815 3700
shareowners@bankofny.com
CUSIP Number: 880890108

Internet www.ternium.com

Operating and Financial Review (MD&A)

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s audited consolidated financial statements and related notes included in the annual report. Ternium prepares its consolidated financial statements according to International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP) and other accounting standards.

It is important to note that as a consequence of the consolidation of results and other financial data of Amazonia (Ternium Sidor’s controlling company) as from February 15, 2005, and of Ternium Hylsa as from August 22, 2005, Ternium’s 2005 results vary significantly from those of the year 2006. In 2005, only Ternium Siderar has been consolidated for the full fiscal year and results for Ternium Sidor and Ternium Hylsa were consolidated as from the aforementioned dates, when Ternium’s control over each company became effective.

The operating and financial review focuses on the main trends observed at Ternium and in the steel industry at large in 2006, rather than on changes over the comparable periods. The review also will provide details on the key performance variables observed during 2006.

Results of Operations

The following table sets forth, for the periods indicated, selected financial data from Ternium’s consolidated income statement and the Company’s operating costs and other expenses.

US$ million	2006	2005 (1)
Net sales	6,569.0	4,447.7
Cost of sales	(4,301.4)	(2,489.0)

Gross profit	2,267.6	1,958.7

Selling, general and administrative expenses	(623.8)	(500.6)
Other operating expenses, net	(7.3)	(65.9)

Operating income	1,636.6	1,392.2

Financial expenses, net	(382.8)	(310.7)
Excess of fair value of net assets acquired over cost	—	188.4
Equity in earnings of associated companies	4.5	21.5

Income before income tax expense	1,258.3	1,291.3

Income tax expense	(262.4)	(218.5)
Net income for the year	996.0	1,072.8

Attributable to:
Equity holders of the Company	795.4	704.4
Minority interest	200.5	368.4

	996.0	1,072.8

(1)	Combined consolidated financial information on the basis of common control.

Net Sales

Net sales for the fiscal year 2006 were US$6.6 billion on shipments of 9.0 million tons. The average price was US$698 per ton shipped (including flat and long products). The sales volume achieved in 2006 benefited from the full-year inclusion of Ternium Sidor and of Ternium Hylsa, as well as from a strong environment in the main markets that Ternium serves.

The first half of 2006 was characterized by a strong U.S. steel market associated with the economic growth observed in that country and continued economic growth worldwide. This environment created favorable conditions for improved steel pricing. During the second part of 2006, a decrease in the rate of growth in the U.S., coupled with a higher level of imports, constrained shipments to the North America Region as distributors focused on reducing their inventories. Steel prices in the region experienced increases during the first half of 2006 but softened in the second half. However, they remained at healthy levels at year end.

Ternium’s markets in South and Central America showed more consistent performance, producing high rates of growth derived from solid performance in the Andean Community and Mercosur. Prices in South and Central America were more stable and did not enjoy the rise observed during the first half of 2006, nor did they experience the decline observed in North America during the latter part of 2006.

Flat Product Sales

Flat steel sales in 2006 totaled US$5.0 billion on 6.9 million tons shipped. The average price was US$736 per ton shipped. The shipment level achieved in 2006 reflected the ability of Ternium to profit from the better demand conditions, by means of increasing utilization of mill capacity in Mexico. In this regard, the hot strip mill #1 operated throughout 2006 processing slabs from the South and Central America Region and third parties.

Ternium recorded better production levels in the South and Central America Region despite lost production hours related to the work slowdowns and stoppages at Ternium Sidor in the fourth quarter of 2006. While prices remained relatively stable throughout 2006 in the South and Central America Region, steel prices in the North America Region grew during the first part of 2006, peaked in August and softened later in the year due to increased import pressure in the U.S. and a de-stocking process in Mexico and the U.S.

Long Product Sales

Long steel sales reached US$1.3 billion in 2006 on shipments of 2.2 million tons. The average price was US$581 per ton shipped. Strong construction activity, particularly in Venezuela, contributed to long product sales in the South and Central America Region. The North America Region also performed well due to strong construction activity that, together with a temporary reduction in the supply of long products in Mexico, tightened the market for these products during the first half of the year, with a consequent increase in prices.

Sales by Region

Sales of flat and long products in the North America Region were US$2.7 billion in 2006 on shipments of 3.6 million tons. Sales of flat and long products were higher due to a better utilization of mill #1 at Ternium Hylsa, which is now being fed with slab from the South and Central America Region and third parties. Flat and long product sales also benefited from higher shipments of long products resulting from a strong construction market in Mexico and a temporary reduction in the production of long products in the country during the first half of the year.

Sales of flat and long products in the South and Central America Region were US$3.6 billion on shipments of 5.3 million tons. Ternium capitalized on the healthy steel market in the main economies of the region, which grew at double digit rates. Steel prices were relatively stable throughout 2006.

Shipments, Revenue per Ton and Net Sales in the Year 2006

	Shipments (thousand tons)	Revenue / ton (US$/ton)	Net Sales (US$ million)
South & Central America	4,360.6	697	3,038.4
North America	2,412.6	813	1,960.8
Europe & other	88.2	548	48.4

Total flat products	6,861.4	736	5,047.5

South & Central America	948.3	555	526.8
North America	1,225.4	600	735.8

Total long products	2,173.7	581	1,262.6

Total flat and long products	9,035.1	698	6,310.1

Other products (1)			258.8

Total net sales			6,569.0

(1)	Includes iron ore and pig iron.

Cost of Sales

Cost of sales reached US$4.3 billion in 2006, or 65% of net sales. Ternium experienced higher iron ore and coal costs in 2006 related to the annual increases in the international prices for those commodities.

Furthermore, 2006 results included three items that affected the year’s cost of sales: a charge related to an increase in pension plan benefits at Ternium Sidor; lower efficiencies that resulted from the work slowdowns and stoppages at Ternium Sidor that ended on November 8, 2006; and costs associated with the relining of blast furnace #1 at Ternium Siderar, which resumed operations on January 31, 2007.

Natural gas and electricity prices for the South and Central America operations were relatively stable. Energy for the Venezuelan operations is tied to long-term contracts, and prices of electricity and natural gas under such contracts were relatively stable. Operations in Argentina are largely self-sufficient in electricity through their self-generation capabilities. Most of the energy input at this operation is obtained from metallurgical coal and pet coke, the balance being fulfilled with fuel oil and natural gas. Natural gas prices in Argentina showed only slight fluctuations.

The natural gas consumption for the operations in Mexico was largely fixed through hedging mechanisms, which prevented major cost changes associated with natural gas prices. Electricity prices in Mexico experienced slight increases due to the higher finished steel production that required the use of additional electricity at higher peak hour rates.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative (SG&A) expenses in 2006 were US$623.8 million, or 9.5% of net sales. A significant rationalization in white collar headcount and improved efficiencies generated substantial savings during the year.

Other Operating Expenses, net

Net other operating expenses largely reflect provisions for legal claims and de-recognition of property, plant and equipment, offset by other operating income accrued. Net other operating expenses in 2006 were US$7.3 million.

Operating Income and EBITDA3

A positive environment for improved volumes and healthy steel pricing, partially offset by higher input costs, contributed to operating income of US$1.6 billion, or 25% of net sales. EBITDA for 2006 was US$2.1 billion, or 32% of net sales.

Financial Expenses, net

Net financial expense totaled US$382.8 million in 2006. Net interest expense in the year was US$60.4 million, while the recognition of payments to minority shareholders of Ternium Sidor related to the participation account resulted in expenses of US$270.2 million. The remaining US$52.2 million was relatively evenly spread in debt issuance costs, mainly in connection with the Ternium Hylsa acquisition; net foreign exchange transactions and changes in the fair value of derivatives associated with interest rate hedging; and other financial costs, such as those associated with the issuance of letters of credit and payment of commissions.

Ternium Sidor’s excess cash distribution related to the participation account recognized in 2006 was US$670.9 million. Ternium’s subsidiaries recognized US$400.7 million during the year, while the recognition of payments to minority shareholders of Ternium Sidor resulted in expenses of US$270.2 million in 2006. The outstanding recognized payments to Ternium’s subsidiaries and minority shareholders of Ternium Sidor as of December 31, 2006, were paid on February 15, 2007.

Income Tax Expense

Income tax expense for 2006 was US$262.4 million, or 21% of income before income tax and minority interest. This expense included a current tax loss of US$387.7 million, a recovery for tax losses of US$14.0 million and a deferred tax gain of US$111.4 million. The deferred tax gain resulted primarily from Ternium Sidor’s lower deferred tax liability, which was mainly due to the inflation effect in the value of fixed assets for tax purposes in accordance with Venezuelan tax laws.

Income Attributable to Minority Interest

Income attributable to minority interest during 2006 was US$200.5 million. Of this total, US$176.0 million is related to minority shareholders in Ternium Siderar, US$17.7 million corresponds to minority interest in Ternium Sidor, and US$5.3 million relates to minorities in the Peña Colorada mine and Acerex, the service center now wholly owned by Ternium.

Liquidity and Financial Resources

Our financing strategy is to maintain adequate financial resources at hand and access to additional liquidity. During 2006, cash flow from operations was the principal source of funding.

We are confident that our cash flow from operations and our access to external borrowings are sufficient to meet our needs for working capital and that we have ample debt coverage to service our obligations for the foreseeable future. Contributors to our strong balance sheet and cash

[3]	2006 EBITDA equals operating income of US$1.6 billion plus depreciation and amortization of US$0.4 billion and other non-cash transactions of US$13.3 million.

position are our successful initial public offering (IPO) in February 2006, the subsequent conversion of subordinated convertible loans from certain shareholders of the Company and an ample cash flow from 2006 operations. This has allowed Ternium to reduce financial debt to US$1.1 billion and net debt to US$413.7 million. We believe that our liquidity and access to capital and international bank markets give us significant flexibility to execute our planned capital expenditures and to carry out strategic acquisitions if such opportunities arise.

We hold money market investments and variable rate or fixed rate securities from investment grade issuers. We concentrate our cash in major financial centers, mainly New York. We hold our cash primarily in U.S. dollars and limit our holdings of other currencies to the minimum required to fund our cash operating needs. Liquid financial assets as a whole represented 7% of our total assets at the end of 2006.

Historical Cash Flows

Operating Activities

Net cash from operations in 2006 was US$1.2 billion. Net cash provided by operations was comprised of net income of US$1.0 billion, adding back depreciation and amortization of US$424.5 million and other adjustments, which contributed an additional US$100.7 million. This was partially offset by an increase in working capital needs of US$276.2 million resulting primarily from the increased operating activity by the Company during 2006.

Investing Activities

Net cash used in investing activities during 2006 was US$610.4 million. Cash was mainly utilized for capital expenditures, which totaled US$405.8 million, and for acquisitions of businesses, in the amount of US$210.5 million.

Ternium’s US$405.8 million capital expenditures included the following investments:

•	Mexico: the installation of facilities for storing and handling slabs, a new reheating furnace and the upgrading of the hot strip mill #1 at Ternium Hylsa;

•	Argentina: the relining of blast furnace #1 as well as improvements and enhancements in the areas of sinter production, coking facilities and the hot strip mill at Ternium Siderar; and

•

Venezuela: new oxygen production facilities, the revamping and expansion of the Midrex direct reduction of iron modules and disbursements associated with the installation of a new ladle furnace at Ternium Sidor.

In addition, US$210.5 million was invested to acquire businesses, primarily with respect to three transactions:

•

The purchase for US$44.6 million of the remaining 50% equity interest in the 540,000 tons per year service center Acerex from Worthington Industries. The transaction made Acerex a wholly owned subsidiary of Ternium Hylsa and was subsequently merged with the Company;

•	The US$55.2 million acquisition by Ternium Siderar of tube manufacturing assets from Acindar with a capacity of 140,000 tons per year; and

•	Ternium’s purchase of the 4.85% equity stake in Ternium Siderar owned by CVRD for US$107.5 million. The transaction increased Ternium’s ownership interest in Ternium Siderar from 56% to 61%.

Financing Activities

Net cash used in financing activities in 2006 was US$756.3 million. Funds totaling US$692.3 million resulted from the net proceeds of US$525.0 million from Ternium’s IPO and from bank loans of US$167.3 million.

In 2006, Ternium took advantage of its high liquidity position to reduce its financial indebtedness. Throughout the year, the Company effected scheduled payments and prepayments of bank indebtedness totaling US$1,424.5 million. Dividends paid in cash and other distributions to minority shareholders were US$27.2 million in 2006, mainly corresponding to the share of minorities in a dividend paid by Ternium Siderar during the year.

Non-cash transactions (conversion of debt instruments into shares)

Concurrently with the issuance of its IPO, Ternium paid down an additional US$605.9 million of convertible loans owed to certain shareholders of Ternium through the conversion of the debt into Ternium shares at the IPO price.

Cash and Equivalents

Cash and cash equivalents at the end of 2006 were US$643.4 million.

US$ million	2006	2005 (1)
Net cash provided by operating activities	1,245.0	1,262.5
Net cash used in investing activities	(610.4)	(2,352.0)
Net cash (used in) provided by financing activities	(756.3)	1,163.4

(Decrease) Increase in cash and cash equivalents	(121.7)	73.8

Movements in cash and cash equivalents
At January 1	755.0	194.9
Acquisition of business	—	520.8
Effect of exchange rate changes	(0.3)	(34.5)
(Decrease) increase in cash and cash equivalents	(121.7)	73.8

Cash and cash equivalents at December 31,	633.0	755.0

Non-cash transactions
Conversion of debt instruments into shares	605.9	127.6

(1)	Combined consolidated financial information on the basis of common control.

Principal Sources of Funding

Funding Policy

Our policy is to maintain a high degree of flexibility in our operating and investment activities by maintaining adequate liquidity levels and ensuring our access to readily available sources of financing. Most of our financing is conducted in U.S. dollars. We select the type of facility, associated rate and term after considering the intended use of proceeds.

Financial Liabilities

Ternium’s borrowings as of December 31, 2006, consisted of different bank loans and facilities. Outstanding financial debt amounted to US$1.1 billion at year end, compared with US$2.9 billion dollars as of December 31, 2005, a reduction of US$1.8 billion. During 2006, Ternium made scheduled payments and prepayments of debt, taking advantage of the net inflows from the IPO, the conversion of subordinated convertible debt subscribed by certain shareholders and a large positive cash flow from operations.

The dollar denominated portion of the US$1.1 billion of Ternium’s outstanding financial debt is 90.9%. For 2006, the average interest rate, which incorporates instruments denominated in various currencies, was 6.82%. The Company has in place interest rate swaps for an amount of US$590.6 million paying an average interest rate of 5.10% and receiving LIBOR (see note 26 in the financial statements section). Reflecting Ternium’s sizable cash reserves at the end of 2006, net financial debt was US$413.7 million.

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

46a, Avenue John F. Kennedy, 2nd floor

L - 1855

R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Buenos Aires, Argentina

February 27, 2007

PRICE WATERHOUSE & CO. S.R.L.
by	(Partner)
Marcelo D. Pfaff

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2006	2005	2004
Net sales	30	6,568,975	4,447,680	1,598,925
Cost of sales	6 & 30	(4,301,384)	(2,488,980)	(965,004)

Gross profit		2,267,591	1,958,700	633,921

Selling, general and administrative expenses	7	(623,772)	(500,590)	(116,626)
Other operating expenses, net	9	(7,250)	(65,949)	(3,124)

Operating income		1,636,569	1,392,161	514,171

Interest expense	30 & 31	(112,918)	(81,608)	(18,257)
Interest income	30	52,554	32,324	8,911
Other financial (expenses) income, net	10 & 30	(322,417)	(261,452)	211,635

Excess of fair value of net assets acquired over cost	3	—	188,356	—
Equity in earnings of associated companies	11	4,534	21,524	209,201

Income before income tax expense		1,258,322	1,291,305	925,661
Income tax expense	12	(262,356)	(218,492)	(177,486)

Net income for the year		995,966	1,072,813	748,175

Attributable to:
Equity holders of the Company	29	795,424	704,406	457,339
Minority interest		200,542	368,407	290,836

		995,966	1,072,813	748,175

Weighted average number of shares outstanding	29	1,936,833,060	1,209,476,609	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company, (expressed in USD per share)		0.41	0.58	0.39
Diluted earnings per share for profit attributable to the equity holders of the Company, (expressed in USD per share)		0.41	0.54	0.39

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2006		December 31, 2005
ASSETS
Non-current assets
Property, plant and equipment, net	13	5,420,683		5,463,871
Intangible assets, net	14	551,587		552,882
Investments in associated companies	15	16,285		9,122
Other investments, net	16 & 30	13,387		12,607
Deferred tax assets	24	36,439		29,126
Receivables, net	17 & 30	78,903	6,117,284	48,815	6,116,423

Current assets
Receivables	18 & 30	175,818		291,302
Derivative financial instruments	26	7,852		5,402
Inventories, net	19	1,241,325		1,000,119
Trade receivables, net	20 & 30	577,866		472,760
Other investments	21 & 30	—		5,185
Cash and cash equivalents	21	643,352	2,646,213	765,630	2,540,398

Non-current assets classified as held for sale			7,042		3,160

Total assets			8,770,539		8,659,981

EQUITY
Capital and reserves attributable to the company’s equity holders			3,757,558		1,842,454
Minority interest			1,729,583		1,733,465

Total equity			5,487,141		3,575,919

LIABILITIES
Non-current liabilities
Provisions	22	60,543		54,138
Deferred income tax	24	985,155		1,048,188
Other liabilities	25	274,566		187,917
Trade payables		7,229		1,167
Borrowings	27	548,401	1,875,894	2,399,878	3,691,288

Current liabilities
Current tax liabilities		103,195		126,972
Other liabilities	25 & 30	158,374		194,073
Trade payables	30	621,754		555,330
Derivative financial instruments	26	15,487		—
Borrowings	27	508,694	1,407,504	516,399	1,392,774

Total liabilities			3,283,398		5,084,062

Total equity and liabilities			8,770,539		8,659,981

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity at December 31, 2006	Total Equity at December 31, 2005	Total Equity at December 31, 2004
Balance at January 1	1,396,552	(5,456)	1,462,137	(2,298,048)	(92,691)	1,379,960	1,842,454	1,733,465	3,575,919	1,771,851	1,252,085
Currency translation adjustment					(28,917)		(28,917)	(7,990)	(36,907)	(120,246)	(77,246)
Net income for the year						795,424	795,424	200,542	995,966	1,072,813	748,175

Total recognized income for the year					(28,917)	795,424	766,507	192,552	959,059	952,567	670,929

Dividends paid in cash and other distributions									—	(238,652)	(80,887)
Dividends paid in cash and other distributions by subsidiary companies								(27,175)	(27,175)	(130,571)	(70,276)
Acquisition of business (see Note 3)			(32,429)				(32,429)	(122,261)	(154,690)	864,415
Contributions from shareholders (see Note 1)	33,801		43,100	(26,818)			50,083	(46,998)	3,085	54,758	—
Conversion of Subordinated Convertible Loans (see Note 1)	302,962		302,962				605,924		605,924	—	—
Initial Public Offering (see Note 1)	271,429	(17,839)	271,429				525,019		525,019	(5,456)	—
Other reserves (see Note 3)										307,007	—

Balance at December 31	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141	3,575,919	1,771,851

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 28 (iv).

(2)	At December 31, 2006, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed financial statements may not be wholly distributable. See Note 28 (iv).The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	Notes	2006	2005	2004
Cash flows from operating activities
Net income for the year		995,966	1,072,813	748,175
Adjustments for:
Depreciation and amortization	13&14	424,495	316,405	99,192
Income tax accruals less payments	31	(18,075)	(44,008)	120,210
Derecognition of property, plant and equipment	9 (iii)	13,323	54,348	—
Excess of fair value of net assets acquired over cost	3	—	(188,356)	—
Changes to pension plan	25	46,947	—	—
Equity in earnings of associated companies	11	(4,534)	(21,524)	(209,201)
Interest accruals less payments	31	4,197	24,523	9,083
Changes in provisions	22&23	33,802	19,046	(798)
Changes in working capital	31	(276,153)	54,420	(204,670)
Others		25,005	(25,212)	(44,426)

Net cash provided by operating activities		1,244,973	1,262,455	517,565

Cash flows from investing activities
Capital expenditures	13&14	(405,817)	(244,939)	(92,563)
Changes in trust funds		5,185	83,570	—
Acquisition of business		(210,548)	(2,196,678)	—
Investments in associated companies		(2,598)	—	—
Proceeds from the sale of property, plant and equipment		3,425	6,063	862

Net cash (used in) investing activities		(610,353)	(2,351,984)	(91,701)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		—	(238,652)	(80,887)
Dividends paid in cash and other distributions to minority shareholders		(27,175)	(130,571)	(70,276)
Net proceeds from Initial Public Offering		525,019	—	—
Contributions from shareholders		3,085	54,758	—
Proceeds from borrowings		167,283	2,135,430	52,309
Repayments of borrowings		(1,424,495)	(657,597)	(261,033)

Net cash (used in) provided by financing activities		(756,283)	1,163,368	(359,887)

(Decrease) Increase in cash and cash equivalents		(121,663)	73,839	65,977

Movement in cash and cash equivalents
At January 1,(1)		754,980	194,875	129,020
Acquisition of business	3	—	520,753	—
Effect of exchange rate changes		(315)	(34,487)	(122)
(Decrease) Increase in cash and cash equivalents		(121,663)	73,839	65,977

Cash and cash equivalents at December 31,		633,002	754,980	194,875

Non-cash transactions
Conversion of debt instruments into shares		605,924	127,576	—

(1)	In addition, the Company has restricted cash for USD 10,350 and USD 10,650 at December 30, 2006 and December 31, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company, Initial Public Offering and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating expenses, net
10	Other financial (expenses) income, net
11	Equity in earnings of associated companies
12	Income tax expense
13	Property, plant and equipment, net
14	Intangible assets, net
15	Investments in associated companies
16	Other investments, net – non current
17	Receivables, net - non current
18	Receivables - current
19	Inventories, net
20	Trade receivables, net
21	Cash, cash equivalents and other investments
22	Provisions - non current
23	Provisions - current
24	Deferred income tax
25	Other liabilities
26	Derivative financial instruments
27	Borrowings
28	Contingencies, commitments and restrictions on the distribution of profits
29	Earnings per share
30	Related party transactions
31	Cash flow disclosures
32	Recently issued accounting pronouncements
33	Financial risk management
34	Reconciliation of net income and shareholders’ equity to US GAAP

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

1	Business of the Company, Initial Public Offering and corporate reorganization

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.

Near the end of 2004, Ternium was acquired by its ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, to serve as a vehicle in the restructuring of San Faustín’s investments in the flat and long steel manufacturing and distribution business. This restructuring was carried out by means of a corporate reorganization through which Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies (the “Corporate Reorganization”). The Corporate Reorganization took place in fiscal year 2005. Until that date, Ternium was a dormant company.

On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sell 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). The Company’s Initial Public Offering was priced at USD20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility (see Note 3 e)), after deducting related expenses.

Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006.

In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

Furthermore, in November 2005, Siderúrgica del Turbio Sidetur S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana Sivensa S.A. (“Sivensa”), exchanged with Inversora Siderúrgica Limited (“ISL”, a wholly-owned subsidiary of Ternium’s majority shareholder) its 3.42% equity interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and USD 3.1 million in cash for shares of the Company. On February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly issues shares of the Company after the settlement of the Initial Public Offering. The increase in equity resulting from this transaction is reflected under “Contributions from shareholders” line items in the Statement of changes in shareholders’ equity and amounts to USD 50,083.

Also, the Company granted the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised partially this over-allotment option granted by the Company. In connection with this option, on March 1, 2006, the Company issued 22,981,360 new shares. The gross proceeds from this transaction totaled USD46.0 million.

After the completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans, the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.

2	Basis of presentation

These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2007). The consolidated financial statements are presented in thousands of United States dollars (“USD”).

As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements for the years ended December 31, 2005 and 2004 include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, and no adjustment has been made to reflect fair values at the time of the contribution.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Detailed below are the companies whose consolidated financial statements have been included in these consolidated financial statements.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2006	2005
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%

Hylsamex S.A. de C.V. (1)	Mexico	Holding company	88.22%	86.68%

Siderar S.A.I.C.	Argentina	Manufacturing of flat steel products	60.93%	56.07%

Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	56.38%	53.20%

Ternium Internacional S.A. (formerly Techintrade Uruguay S.A.)	Uruguay	Holding company and marketing of steel products	100.00%	100.00%

III Industrial Investments Inc. (B.V.I.)	British Virgin Islands	Holding company	100.00%	100.00%

Inversiones Siderúrgicas S.A.	Panama	Holding company	100.00%	100.00%

Ylopa - Servicios de Consultadoria Lda. (3)	Madeira - Free zone	Participation in the debt restructuring process of Amazonia and Sidor C.A.	95.66%	95.12%

Consorcio Siderurgia Amazonia Ltd.(4)	Cayman Islands	Holding of investments in Venezuelan steel companies	94.39%	89.07%

Fasnet International S.A.	Panama	Holding company	100.00%	100.00%

Alvory S.A.	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%

Comesi San Luis S.A.I.C. (5)	Argentina	Production of cold or hot rolled prepainted, formed and skelped steel sheets	61.32%	56.07%

Inversiones Basilea S.A. (6)	Chile	Purchase and sale of real estate and other	60.93%	56.07%

Prosid Investments S.C.A.(6)	Uruguay	Holding company	60.93%	56.07%

Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.93%	60.93%

Socominter de Guatemala S.A. (7)	Guatemala	Marketing of steel products	100.00%	100.00%

Ternium Internacional España S.A. (formerly Socominter de España S.A.U.) (7)	Spain	Marketing of steel products	100.00%	100.00%

Ternium Internacional Ecuador S.A. (formerly Socotrading S.A.) (7)	Ecuador	Marketing of steel products	100.00%	100.00%

Ternium International USA Corporation (formerly Techintrade Corporation) (7)	USA	Marketing of steel products	100.00%	100.00%

Ternium Internationaal B.V. (formerly Techint Engineering Company B.V.)(7)	Netherlands	Marketing of steel products	100.00%	100.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2006	2005
Ternium Internacional Perú S.A.C. (formerly Techintrade del Perú S.A.C.) (7)	Peru	Marketing of steel products	100.00%	100.00%

Ternium International Inc.(7)	Panama	Marketing of steel products	100.00%	—

Hylsa S.A. de C.V. (8)	Mexico	Manufacturing and selling of steel products	88.22%	86.68%

Express Anahuac S.A. de C.V. (8)	Mexico	Freight services	88.22%	86.68%

Ferropak Comercial S.A. de C.V. (8)	Mexico	Scrap company	88.22%	86.68%

Ferropak Servicios S.A. de C.V. (8)	Mexico	Services	88.22%	86.68%

Galvacer America Inc (8)	USA	Distributing company	88.22%	86.68%

Galvamet America Corp (8)	USA	Manufacturing and selling of insulates panel products	88.22%	86.68%

Transamerica E. & I. Trading Corp (8)	USA	Scrap company	88.22%	86.68%

Galvatubing Inc. (8)	USA	Manufacturing and selling of pipe products	88.22%	86.68%

Las Encinas S.A. de C.V. (8)	Mexico	Exploration, explotation and pelletizing of iron ore	88.22%	86.68%

Técnica Industrial S.A. de C.V. (8)	Mexico	Services	88.22%	86.68%

Acerex S.A. de C.V. (9)	Mexico	Tooling services	—	43.34%

Acerex Servicios S.A. de C.V. (9)	Mexico	Services	—	43.34%

Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (9)	Mexico	Exploration, explotation and pelletizing of iron ore	44.11%	43.34%

Peña Colorada Servicios S.A. de C.V. (9)	Mexico	Services	44.11%	43.34%

(1)	Indirectly through the participation of III BVI (70.00%) and Siderar S.A.I.C. (29.91%). Total voting rights held: 99.91%.
(2)	Indirectly through the participation in Amazonia (59.73%). Total voting rights held: 59.73%.
(3)	Directly (54.62%), indirectly through Inversiones Siderúrgicas S.A (34.27%) and Prosid Investments S.C.A. (11.11%). Total voting rights held: 100.00%.
(4)	Directly (60.63%) and indirectly through the participation in Prosid Investments S.C.A. (14.38%) and Inversiones Siderúrgicas S.A. (25.00%). Total voting rights held: 100.00%.
(5)	Indirectly through Siderar S.A.I.C. (99.00%) and Ternium Internacional Uruguay S.A. (1.00%). Total voting rights held: 100.00%.
(6)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.
(7)	Indirectly through Ternium Internacional S.A. Uruguay.
(8)	Indirectly through the participation in Hylsamex. Total voting rights held: 99.91%. See Note 3 e).
(9)	Indirectly through the participation in Hylsamex. Total voting rights held: 50.00%.

At December 31, 2006, Hylsa Latin LLC (disolved on January 9, 2006), Ternium Internazionale Italia S.R.L., Galvacer Chile S.A. and Galvacer Costa Rica were in process of liquidation.

Eliminations of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements have been approved for issue by the board of directors on February 27, 2007.

3	Acquisition of business

(a)	Impeco S.A.

On November 18, 2005, Ternium’s Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million, subject to subsequent adjustments. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

The acquired business contributed revenues of USD 73.3 million in the year ended December 31, 2006. The fair value of assets and liabilities arising from acquisition are as follows:

USD thousands
Property, plant and equipment	47,825
Inventories	8,180
Deferred tax liabilities	(875)
Others assets and liabilities, net	53

Net	55,183

(b)	Acerex S.A. de C.V.

In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. (“Acerex”) through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium’s Mexican operations and as an independent processor for other steel companies. On August 31, 2006 Acerex S.A. de C.V. was merged into Hylsa S.A. de C.V.

As permitted by IFRS 3 “Business Combinations” (“IFRS 3”), the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 24.3 million) being recorded directly in equity.

(c)	Additional shares of Hylsamex bought by Siderar

On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company’s issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex (see note 3(e)). Goodwill resulting from this acquisition totaled USD 0.7 million.

(d)	Additional shares of Siderar bought by Ternium S.A.

On December 28, 2006, Ternium S.A. acquired from CVRD International S.A. 16,860,000 shares of Siderar S.A.I.C, representing 4.85% of that company, for an aggregate purchase price of USD 107.5 million. After this acquisition Ternium has increased its ownership in Siderar to 60.93%.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 8.1 million) being recorded directly in equity.

(e)	Hylsamex

On May 18, 2005, III BVI, Hylsamex S.A. de C.V. and Alfa entered into the Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Subsequently, Siderar purchased additional shares of Hylsamex in the open market for a total amount of USD 9.7 million, thus reaching a 29.9% equity interest in that company.

Hylsamex’s main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico, and is a leader in the production of coated steel.

The acquired business contributed revenues of USD 723.8 million and net income of USD 25.4 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 1,492 million. The fair value of assets and liabilities arising from acquisition are as follows:

USD thousands
Property, plant and equipment	2,129,325
Inventories	345,053
Cash and cash equivalents	215,411
Deferred tax liabilities	(449,537)
Pension benefits	(116,860)
Borrowings	(751,730)
Others assets and liabilities, net	488,297
Minority interest	(156,651)

Net	1,703,308

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities acquired, totaled USD 399.7 million.

As part of the financing for the acquisition, the Company and its affiliates entered into the following loan agreements:

i)	an amended and restated credit agreement, dated as of August 16, 2005 among I.I.I. BVI and lenders for an aggregate principal amount of USD1,000 million (the “Ternium Credit Facility”). The Ternium Credit Facility is comprised of two equal tranches:

-	Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points. This tranche has been fully repaid in February 2006.

-	Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points. The outstanding debt amount is USD 233 million as of December 31, 2006.

ii)	an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders (the “Siderar Credit Facility”). The Siderar Credit Facility is payable in five equal and consecutive semi-annual installments with a grace period of 12 months and bears interest at LIBOR plus 200 basis points; and

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

iii)	several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrowers, and Usiminas, Tenaris, or other Techint Group companies (collectively, the “Subordinated Lenders”, the agreements, the “Subordinated Convertible Loan Agreements” and the loans thereunder, the “Subordinated Convertible Loans”). Pursuant to the terms of the Subordinated Convertible Loan Agreements, on February 6, 2006, the Subordinated Convertible Loans have been converted into shares of the Company at a price per share equal to the price per share paid by the investors in the offering.

Under the credit agreements mentioned in i) and ii) above, the Company and its affiliates are subject to certain covenants that limit their ability to, among other thing, pay dividends to their shareholders in excess of certain amounts or make other restricted payments, make capital expenditures in excess of certain amounts, grant certain liens, borrow additional money or prepay principal or interest on subordinated debt over certain limits, change their business or amend certain significant agreements, effect a change of control, merge, acquire or consolidate with another company, make additional investments or dispose of their assets.

These contracts also require Ternium and its subsidiaries to meet certain financial covenants, ratios and other tests, which could limit their operational flexibility and could prevent Ternium from taking advantage of business opportunities as they arise, growing its business or competing effectively. Moreover, a failure by Ternium and its subsidiaries to comply with applicable financial measures could result in defaults under those agreements or instruments. Ternium and its subsidiaries are in compliance with all of their financial covenants, ratios and tests.

(f)	Amazonia

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005, new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. This acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 million correspond to the majority shareholders. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

The acquired business contributed revenues of USD 1,863.5 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 928 million. The fair value of assets and liabilities arising from acquisition are as follows:

USD Thousand
Property, plant and equipment	2,444,289
Inventories	284,676
Cash and cash equivalents	305,342
Deferred Tax Liabilities	(284,242)
Pension Benefits	(78,425)
Provisions	(37,163)
Borrowings	(656,658)
Others assets and liabilities, net	(13,459)
Minority Interest	(795,178)

Net	1,169,182

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)	Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial (expenses) income, net.

(2) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

(3) First-time application of IFRS

The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

3.1. Exemptions from full retrospective application – elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption

Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(b) Cumulative translation differences exemption

Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(a)	Group accounting (continued)

3.2 Exceptions from full retrospective application followed by the Company

Ternium has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(b) Hedge accounting exception

The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(c) Estimates exception

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).

(b)	Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting translation differences are recognized as a separate component of equity.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(c)	Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use. At December 31, 2006, no borrowing costs recorded have been capitalized.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	20-40 years
Production equipment	15-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (e) “Impairment”).

(d)	Intangible assets

(1) Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions and exploration costs

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(d)	Intangible assets (continued)

Exploration costs are classified as intangible assets until the production begins. Exploration costs are tested for impairment annually.

(3) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

(4) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2006, 2005 and 2004 totaled USD 1.8 million, USD 2.1 million and USD 0.3 million, respectively.

(e)	Impairment

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For these purposes, each associate has been considered a cash generating unit.

At December 31, 2006 and 2005, no impairment provisions were recorded. The impairment provision recorded in previous years on the investment in Amazonia was reversed in 2004 and included in equity in earnings of associated companies, as explained in Note 11.

(f)	Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Financial (expenses) income, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

(g)	Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at year end are valued at supplier’s invoice cost.

For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The provision for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(g)	Inventories (continued)

In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.

(h)	Trade receivables

Trade and other receivables are carried at face value less a provision for impairment, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

(i)	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

(j)	Non current assets (disposal group) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current assets classified as held for sale at December 31, 2006, totals USD 7.0 million and includes principally land and other real estate items. Sale is expected to be completed within a one-year period.

(k)	Shareholders’ equity

The consolidated statement of changes in shareholders’ equity for the years 2006, 2005 and 2004 was prepared based on the following criteria:

•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line.

•

Expenses incurred in connection with the Initial Public Offering at December 31, 2006 and 2005 totaled USD 17.8 million and USD 5.5 million, respectively, and have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity.

•

For purposes of preparing the combined statement of changes in shareholders’ equity shown as comparative information, dividends include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris. Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(l)	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized borrowing costs are amortized over the life of their respective debt.

(m)	Income taxes – current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The Company is subject to subscription tax of 0.2%. The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006.

On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in current other liabilities and non current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

(n)	Employee liabilities

(1) Pension obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(n)	Employee liabilities (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Sidor

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the union representing Sidor’s employees, on July 6, 1998, Sidor has established a defined contribution plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 “Employee Benefits”, Sidor’s obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

Hylsamex

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement.

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries.

The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees.

The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

Siderar

Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers.

For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(n)	Employee liabilities (continued)

(4) Social security contributions

Social security laws in force in Argentina, Mexico and Venezuela provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar, Hylsamex and Sidor make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)	Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

(p)	Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms (see Note 10).

(q)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(r)	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 29).

(s)	Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.

(t)	Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of flat steel products. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of long steel products. Long steel products include billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes the products other than flat and long steel, mainly pig iron and pellets.

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and Other. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

Allocation of net sales is based on the customers’ location. Allocation of assets, liabilities and capital expenditures is based on their corresponding location.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information

Primary reporting format – business segments

Year ended December 31, 2006	Flat steel products	Long steel products	Other	Unallocated	Total
Net sales	5,047,527	1,262,603	258,845	—	6,568,975
Cost of sales	(3,285,569)	(857,753)	(158,062)	—	(4,301,384)

Gross profit	1,761,958	404,850	100,783	—	2,267,591

Selling, general and administrative expenses	(477,216)	(118,367)	(28,189)	—	(623,772)
Other operating (expenses) income, net	(9,837)	803	1,784	—	(7,250)

Operating income	1,274,905	287,286	74,378	—	1,636,569

Capital expenditures—PP&E	358,541	17,730	7,401	—	383,672
Depreciation—PP&E	356,518	46,426	1,240	—	404,184

Segment assets
Inventories	1,078,954	109,143	53,228	—	1,241,325
Trade receivables	407,684	141,228	28,954	—	577,866
PP&E	4,632,273	732,131	56,279	—	5,420,683
Other assets	—	—	—	1,530,665	1,530,665

Segment liabilities	592,734	109,870	24,820	2,555,974	3,283,398

Year ended December 31, 2005	Flat steel products	Long Steel products	Other	Unallocated	Total
Net sales	3,660,427	625,368	161,885	—	4,447,680
Cost of sales	(2,002,299)	(386,757)	(99,924)	—	(2,488,980)

Gross profit	1,658,128	238,611	61,961	—	1,958,700

Selling, general and administrative expenses	(403,815)	(80,444)	(16,331)	—	(500,590)
Other operating (expenses), net	(56,281)	(2,163)	(7,505)	—	(65,949)

Operating income	1,198,032	156,004	38,125	—	1,392,161

Capital expenditures—PP&E	208,772	14,587	—	—	223,359
Depreciation—PP&E	267,975	32,604	1,387	—	301,966

Segment assets
Inventories	859,270	126,536	14,313	—	1,000,119
Trade receivables	363,573	74,925	34,262	—	472,760
PP&E	4,653,192	749,305	61,374	—	5,463,871
Other assets	—	—	—	1,723,231	1,723,231

Segment liabilities	717,855	193,247	31,117	4,141,843	5,084,062

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	Flat steel products	Trading	Other	Unallocated	Total
Year ended December 31, 2004

Net sales	1,266,197	325,227	7,501	—	1,598,925
Cost of sales	(647,815)	(312,447)	(4,742)	—	(965,004)

Gross profit	618,382	12,780	2,759	—	633,921

Selling, general and administrative expenses	(110,232)	(5,070)	(1,324)	—	(116,626)
Other operating (expenses), net	(2,953)	(136)	(35)	—	(3,124)

Operating income	505,197	7,574	1,400	—	514,171

Capital expenditures—PP&E	83,763	—	—	—	83,763
Depreciation—PP&E	92,596	86	—	—	92,682

Segment assets
Inventories, net	233,624	20,100	562	—	254,286
Trade receivables	111,945	58,877	783	—	171,605
PP&E	1,244,294	397	—	—	1,244,691
Investment in Amazonia	309,195	—	—	—	309,195
Other assets	468,673	95,047	—	103,133	666,853

Segment liabilities	635,461	143,629	—	95,689	874,779

Secondary reporting format—geographical segments

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2006
Net sales	3,704,294	2,768,755	95,926	6,568,975
Segment assets
Trade receivables	202,784	355,631	19,451	577,866
Property, plant and equipment	3,450,176	1,970,420	87	5,420,683

Depreciation—PP&E	270,453	133,688	43	404,184
Capital expenditures—PP&E	286,008	97,662	2	383,672

Year ended December 31, 2005
Net sales	2,805,214	1,290,353	352,113	4,447,680
Segment assets
Trade receivables	64,837	335,795	72,128	472,760
Property, plant and equipment	3,409,045	2,054,687	139	5,463,871

Depreciation—PP&E	249,808	52,132	26	301,966
Capital expenditures – PP&E	180,867	42,473	19	223,359

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

Year ended December 31, 2004	South and Central America	North America	Europe and other	Total
Net sales	1,123,692	230,829	244,404	1,598,925
Segment assets
Trade receivables	50,956	42,563	78,086	171,605
Property, plant and equipment	1,244,428	93	170	1,244,691

Depreciation—PP&E	92,626	25	31	92,682

Capital expenditures – PP&E	83,763	—	—	83,763

6	Cost of sales

	Year ended December 31,
	2006	2005	2004
Inventories at the beginning of the year	1,000,119	254,286	144,307
Acquisition of business	8,180	629,729	—
Plus: Charges for the year
Raw materials and consumables used and other movements	3,019,408	1,642,793	781,337
Services and fees	152,978	119,155	42,277
Labor cost	520,717	306,215	89,362
Depreciation of property, plant and equipment	377,808	279,480	89,836
Amortization of intangible assets	14,470	10,488	5,400
Maintenance expenses	350,903	207,490	62,488
Office expenses	8,135	8,020	1,145
Freight and transportation	25,451	22,746	18,746
Insurance	10,041	4,749	815
Provision for obsolescence	30,320	7,927	—
Recovery from sales of scrap and by-products	(48,488)	(35,266)	(23,315)
Others	72,667	31,287	6,892
Less: Inventories at the end of the year	(1,241,325)	(1,000,119)	(254,286)

Cost of Sales	4,301,384	2,488,980	965,004

7	Selling, general and administrative expenses

	Year ended December 31,
	2006	2005	2004
Services and fees	52,169	48,668	15,728
Labor cost	157,155	119,960	24,249
Depreciation of property plant and equipment	26,376	22,486	2,846
Amortization of intangible assets	5,841	3,951	1,110
Maintenance and expenses	17,397	7,316	2,162
Taxes	44,781	45,108	21,911
Office expenses	29,722	24,529	1,540
Freight and transportation	271,286	217,368	42,354
Insurance	1,234	475	529
Recovery of provision for impairment of trade receivables	(5,207)	(2,467)	(2,326)
Others	23,018	13,196	6,523

Selling, general and administrative expenses	623,772	500,590	116,626

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2006	2005	2004
Wages, salaries and social security costs	558,800	361,250	104,268
Termination benefits	18,176	40,364	7,969
Pension benefits – defined benefit plan (Note 25 (i))	100,896	24,561	1,374

	677,872	426,175	113,611

9	Other operating expenses, net

		Year ended December 31,
		2006	2005	2004
(i)	Other operating income	16,716	6,543	502

(ii)	Other operating expenses
	Provision for legal claims and other matters	(8,645)	(13,586)	(2,714)
	Others	(1,998)	(4,558)	(912)

	Total other operating expenses	(10,643)	(18,144)	(3,626)

(iii)	Derecognition of property, plant and equipment	(13,323)	(54,348)	—

	Total other operating expenses, net	(7,250)	(65,949)	(3,124)

10	Other financial (expenses) income, net

	Year ended December 31
	2006	2005	2004
Debt issue costs	(13,686)	(3,171)	—
Net foreign exchange transaction gains and change in fair value of derivative instruments	(16,541)	(28,828)	9,845
Income from Participation Account (i)	—	44,050	203,429
Loss from Participation Account (i)	(270,161)	(265,207)	—
Others	(22,029)	(8,296)	(1,639)

Other financial (expenses) income, net	(322,417)	(261,452)	211,635

(i)	As a result of the debt restructuring process carried out by Sidor in 2003, Ylopa became Sidor’s creditors in a Participation Account Agreement. This agreement provides for a compensation in the form of cash payments to be paid on a quarterly basis and has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor.

Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement described in above has been recorded under Income from Participation Account within Financial income, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium’s share of the Participation Account has been offset against Amazonia’s loss for the same concept and shown net under Loss from Participation Account line item.

11	Equity in earnings of associated companies

	Year ended December 31,
	2006	2005	2004
Equity in earnings of associated companies (Note 15)	4,534	21,524	60,908
Impairments (i)	—	—	148,293

Equity in earnings of associated companies	4,534	21,524	209,201

(i)	The accumulated impairment loss over the Company’s investment in Amazonia at December 31, 2003 (totaling USD 148,293) was fully reversed in fiscal year 2004.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

12	Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2006	2005	2004
Current tax	(387,741)	(246,024)	(209,147)
Deferred tax (Note 24)	111,418	24,990	31,661
Utilization of previously unrecognized tax losses (see Note 24)	13,967	2,542	—

	(262,356)	(218,492)	(177,486)

Income tax expense for the years ended December 31, 2006, 2005 and 2004 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2006	2005	2004
Income before income tax	1,258,322	1,291,305	925,661
Income tax expense at statutory tax rate	(383,498)	(271,953)	(179,827)
Non taxable income / (losses)	156,008	70,115	2,341
Non deductible expenses	(36,050)	(19,196)	—
Utilization of previously unrecognized tax losses	13,967	2,542	—
Provisions for tax loss carry-forwards	(12,783)	—	—

Income tax expense	(262,356)	(218,492)	(177,486)

13	Property, plant and equipment, net

Year ended December 31, 2006	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	314,467	1,441,769	5,257,096	187,207	190,356	18,619	7,409,514
Translation differences	(3,807)	(11,287)	(43,129)	(1,644)	(770)	(155)	(60,792)
Acquisition of business	2,624	42,603	2,598	—	—	—	47,825
Additions	—	—	21,275	3,424	351,744	7,229	383,672
Disposals / Consumptions	(19)	(40)	(1,374)	(2,500)	—	(106)	(4,039)
Derecognition	—	—	(38,950)	(17)	(192)	—	(39,159)
Transfers	(1,749)	83,648	87,448	5,588	(189,855)	—	(14,920)

Values at the end of the year	311,516	1,556,693	5,284,964	192,058	351,283	25,587	7,722,101

Depreciation
Accumulated at the beginning of the year	—	(386,021)	(1,442,682)	(116,019)	—	(921)	(1,945,643)
Translation differences	—	3,706	13,403	1,097	—	12	18,218
Depreciation charge	—	(83,357)	(305,320)	(15,397)	—	(110)	(404,184)
Disposals / Consumptions	—	20	388	1,582	—	85	2,075
Derecognition	—	—	25,836	—	—	—	25,836
Transfers	—	2,280	—	—			2,280

Accumulated at the end of the year	—	(463,372)	(1,708,375)	(128,737)	—	(934)	(2,301,418)

At December 31, 2006	311,516	1,093,321	3,576,589	63,321	351,283	24,653	5,420,683

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

13	Property, plant and equipment, net (continued)

Year ended December 31, 2005	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	23,427	682,576	2,217,688	141,212	36,865	16,331	3,118,099
Translation differences	(6,243)	(98,975)	(266,065)	(6,484)	(10,094)	(382)	(388,243)
Acquisition of business	290,765	819,850	3,230,621	47,863	184,515	—	4,573,614
Additions	266	7,539	42,747	2,633	165,966	4,208	223,359
Disposals / Consumptions	—	(52)	(8,021)	(1,331)	—	(1,538)	(10,942)
Derecognition	—	(28,977)	(75,331)	(2,065)	—	—	(106,373)
Transfers	6,252	59,808	115,457	5,379	(186,896)	—	—

Values at the end of the year	314,467	1,441,769	5,257,096	187,207	190,356	18,619	7,409,514

Depreciation
Accumulated at the beginning of the year	—	(392,996)	(1,368,813)	(109,797)	—	(1,802)	(1,873,408)
Translation differences	—	61,210	107,768	3,773	—	(2)	172,749
Depreciation charge	—	(68,442)	(221,566)	(11,801)	—	(157)	(301,966)
Disposals / Consumptions	—	35	3,086	796	—	1,040	4,957
Derecognition	—	14,172	36,843	1,010	—	—	52,025

Accumulated at the end of the year	—	(386,021)	(1,442,682)	(116,019)	—	(921)	(1,945,643)

At December 31, 2005	314,467	1,055,748	3,814,414	71,188	190,356	17,698	5,463,871

14	Intangible assets, net

Year ended December 31, 2006	Information System Projects	Mining Concessions and Exploration Costs	Goodwill	Total
Cost
Values at the beginning of the year	50,385	126,934	399,694	577,013
Translation differences	(409)	(1,159)	(2,426)	(3,994)
Additions	18,350	3,795	675	22,820

Values at the end of the year	68,326	129,570	397,943	595,839

Amortization
Accumulated at the beginning of the year	(19,807)	(4,324)	—	(24,131)
Translation differences	147	43	—	190
Amortization charge	(11,216)	(9,095)	—	(20,311)

Accumulated at the end of the year	(30,876)	(13,376)	—	(44,252)

At December 31, 2006	37,450	116,194	397,943	551,587

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

14	Intangible assets, net (continued)

Year ended December 31, 2005	Information System Projects	Mining Concessions and Exploration Costs	Goodwill	Total
Cost
Values at the beginning of the year	20,547	—	—	20,547
Translation differences	(1,767)	(603)	(5,694)	(8,064)
Acquisition of business	10,538	127,101	—	137,639
Additions	21,144	436	405,388	426,968
Disposals	(77)	—	—	(77)

Values at the end of the year	50,385	126,934	399,694	577,013

Amortization
Accumulated at the beginning of the year	(10,498)	—	—	(10,498)
Translation differences	806	—	—	806
Amortization charge	(10,115)	(4,324)	—	(14,439)

Accumulated at the end of the year	(19,807)	(4,324)	—	(24,131)

At December 31, 2005	30,578	122,610	399,694	552,882

15	Investments in associated companies

	Year ended December 31,
	2006	2005
At the beginning of the year	9,122	309,318
Translation adjustment	31	(3,554)
Acquisition of associated companies	2,598	—
Equity in earnings of associated companies	4,534	21,524
Consolidation of Amazonia (see Note 3)	—	(318,166)

At the end of the year	16,285	9,122

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2006	2005	2006	2005
Lomond Holdings BV. (1)	Holanda	50.00%	—	2,747	—
Matesi Materiales Siderúrgicos S.A. (2)	Venezuela	49.80%	49.80%	12,866	9,002
Compañía Afianzadora de Empresas
Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	120	120
Finma S.A.I.F. (4)	Argentina	33.33%	—	552	—

				16,285	9,122

(1)	Holding Company. Indirectly through the participation in Alvory.
(2)	Manufacturing and marketing of briquettes. Indirectly through the participation in Sidor.
(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
(4)	Consulting and financial services. Indirectly through the participation in Siderar.

16	Other investments, net – non-current

	As of December 31,
	2006	2005
Investments in companies under cost method	243	243
Time deposits with related parties (i)	11,249	10,450
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	2,978	3,402
Provision for impairment of other investments (Note 22 )	(1,083)	(1,488)

Total	13,387	12,607

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

16	Other investments, net – non-current (continued)

(i) Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii) Guarantee fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.

Corresponds to the Company’s portion of the risk funds sponsored by Compañía Afianzadora de Empresas Siderúrgicas S.G.R., which acts as guarantor of third parties’ debts.

17	Receivables, net – non-current

	As of December 31,
	2006	2005
Receivables with related parties (Note 30)	63,323	39,285
Employee advances and loans	12,616	6,323
Trade receivables	1,373	3,474
Receivables from sale of fixed assets	1,542	1,729
Others	1,422	1,028
Provision for impairment – receivables (Note 22 )	(1,373)	(3,024)

	78,903	48,815

18	Receivables—current

	As of December 31,
	2006	2005
Value added tax	8,513	55,326
Asset tax	15,892	60,312
Prepaid taxes	3,550	2,894
Employee advances and loans	6,222	5,943
Advances to suppliers	27,583	58,839
Expenses paid in advance	12,175	15,172
Government tax refunds on exports	43,531	36,425
Receivables with related parties (Note 30)	42,619	35,548
Others, net	15,733	20,843

	175,818	291,302

19	Inventories, net

	As of December 31,
	2006	2005
Raw materials, materials and spare parts	519,530	509,266
Goods in process	458,839	298,847
Finished goods	262,873	201,085
Goods in transit	78,862	43,740
Provision for obsolescence (Note 23)	(78,779)	(52,819)

	1,241,325	1,000,119

20	Trade receivables, net

	As of December 31,
	2006	2005
Current accounts	592,800	487,952
Trade receivables with related parties (Note 30)	10,149	14,659
Provision for impairment – trade receivables (Note 23 )	(25,083)	(29,851)

	577,866	472,760

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

21	Cash, cash equivalents and other investments

	As of December 31,
	2006	2005
(i) Other investments
Trust funds with specific objective (Note 30)	—	5,185

	—	5,185

(ii) Cash and cash equivalents
Cash at banks and in hand	65,035	117,737
Deposits and foreign private sector bonds	567,967	637,243
Restricted cash	10,350	10,650

	643,352	765,630

22	Provisions – non current

	Deducted from assets		Liabilities
	Provision for Impairment		Legal claims and other matters
	Receivables	Other investments
Year ended December 31, 2006
Values at the beginning of the year	3,024	1,488	54,138
Translation differences	(27)	(17)	(137)
Additional provisions	—	—	9,966
Reversals	(1,624)	(388)	(1,321)
Used	—	—	(2,103)

At December 31, 2006	1,373	1,083	60,543

Year ended December 31, 2005
Values at the beginning of the year	3,404	2,001	12,885
Translation differences	(47)	(17)	(4,355)
Acquisition of business	—	—	37,163
Additional provisions	—	—	13,586
Reversals	(333)	—	—
Used	—	(496)	(5,141)

At December 31, 2005	3,024	1,488	54,138

23	Provisions – current

	Deducted from assets
	Provision for impairment – trade receivables	Provision for obsolescence
Year ended December 31, 2006
Values at the beginning of the year	29,851	52,819
Translation differences	(420)	(513)
Reversals	(3,937)	(19,300)
Additional provisions	354	49,620
Used	(765)	(3,847)

At December 31, 2006	25,083	78,779

Year ended December 31, 2005
Values at the beginning of the year	10,754	12,524
Translation differences	(418)	(1,802)
Reversals	(3,987)	—
Acquisition of business	30,617	37,897
Additional provisions	1,853	7,927
Used	(8,968)	(3,727)

At December 31, 2005	29,851	52,819

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2006	2005
At beginning of the year	(1,019,062)	(337,473)
Acquisition of business	(1,067)	(711,028)
Translation differences	9,705	4,449
Uses of tax loss carry-forwards	(63,677)	—
Income statement credit	125,385	24,990

At end of the year	(948,716)	(1,019,062)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2006

At beginning of year	(1,054,020)	(107,175)	(45,849)	(43,476)	(1,250,520)
Acquisition of business	(1,140)	3	—	—	(1,137)
Translation differences	9,876	1,816	684	(48)	12,328
Income statement credit (charge)	78,056	20,908	3,902	(27,468)	75,398

At end of year	(967,228)	(84,448)	(41,263)	(70,992)	(1,163,931)

Deferred tax assets	Provisions	Trade Receivables	Tax loss carry- forwards	Other	Total at December 31, 2006
At beginning of year	36,312	20,322	98,213	76,611	231,458
Acquisition of business	39	—	—	31	70
Translation differences	(385)	(133)	(1,486)	(620)	(2,624)
Uses of tax loss carry-forwards	—	—	(63,677)	—	(63,677)
Income statement credit	1,533	3,394	13,967	31,094	49,988

At end of year	37,499	23,583	47,017	107,116	215,215

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

As December 31, 2006 and 2005, USD 36,439 and USD 29,126, respectively, have been classified as non-current assets and USD 985,155 and USD 1,048,188, respectively, have been classified as non-current liabilities.

The amounts shown in the balance sheet include the following:

As of December 31, 2006
Deferred tax assets to be recovered after more than 12 months	158,205
Deferred tax liabilities to be settled after more than 12 months	(1,078,181)

(919,976)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Other liabilities

	As of December 31,
	2006	2005
(i) Other liabilities— non-current

Termination benefits	3,716	3,118
Pension benefits	263,454	177,899
Related Parties (Note 30)	1,149	—
Other	6,247	6,900

	274,566	187,917

Pension benefits

The amounts recognized in the consolidated balance sheet are determined as follows:

	Year ended December 31,
	2006	2005
Present value of unfunded obligations	304,922	172,394
Unrecognized actuarial (losses) gains	(16,282)	8,594
Unrecognized prior service costs	(25,186)	(3,089)

Liability in the balance sheet	263,454	177,899

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2006	2005
Current service cost	8,079	7,227
Interest cost	36,549	17,785
Changes to pension plan (1)	46,947	—
Amortization of prior service costs	593	443
Net actuarial losses (gains) recognized in the year	8,728	(894)

Total included in labor costs	100,896	24,561

(1)	In December 2006, Sidor decided a change in the benefits associated to the pension plan which became effective on January 1, 2007. This change consists mainly of an increase of the minimum pension benefit to be provided to retired employees. Consequently, the pension plan actuarial liability was accordingly adjusted.

Changes in the liability recognized in the consolidated balance sheet are as follows:

	Year ended December 31,
	2006	2005
At the beginning of the year	177,899	6,117
Acquisition of business – Amazonia	—	195,285
Transfers and new participants of the plan	(130)	(25,153)
Total expense	100,896	24,561
Translation differences	(1,355)	(9,550)
Contributions paid	(13,856)	(13,361)

At the end of year	263,454	177,899

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Other liabilities (continued)

The principal actuarial assumptions used were as follows:

Venezuela	Year ended December 31,
	2006	2005
Discount rate	26.81%	23.32%
Rate of compensation increase	16.34%	16.34%

Mexico	Year ended December 31,
	2006	2005
Discount rate	9.50%	8.67%
Rate of compensation increase	4.00%	4.54%

Argentina	Year ended December 31,
	2006	2005
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2006	2005
(ii) Other liabilities – current
Payroll and social security payable	81,841	67,639
Termination benefits	2,885	18,966
Participation account	54,454	90,186
Related Parties (Note 30)	15,090	17
Others	4,104	17,265

	158,374	194,073

26	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2006 and 2005 were as follows:

	Year ended December 31,
	2006	2005
Contracts with positive fair values:

Interest rate swap contracts	6,857	5,316
Foreign exchange contracts	995	86

	7,852	5,402

Contracts with negative fair values:

Commodities contracts	(15,487)	—

	(15,487)	—

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its fixed rate debt. As of December 31, 2006, most of the Company’s long-term borrowings were at variable rates.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

26	Derivative Financial Instruments (continued)

On September 1, 2005, III BVI entered into a USD 250 million interest rate swap agreement with Citibank N.A., New York to manage the impact of the floating interest rate changes on the Ternium Credit Facility by setting the interest rate to 4.235% per annum. This interest rate swap is due on August 22, 2010 and provides for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. At December 31, 2006 the notional amount totaled USD 226.2 million.

On September 1, 2005, Siderar entered into two interest rate swap agreements with JP Morgan Chase Bank N.A. and Deutsche Bank AG with a notional amount of USD 100 million each to manage its exposure to changes in market rates associated with the Siderar Credit Facility by setting the interest rate to 4.18% and 4.20% per annum, respectively. These interest rate swaps are due on August 22, 2008 and provide for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. At December 31, 2006 the notional amount totaled USD 160 million.

In March 2003, Hylsa entered into several interest rate cap agreements to manage the impact of the floating interest rate changes on its financial debt. As of December 31, 2006, Hylsa has an agreement, with a notional amount of USD 179.9 million and a fixed interest rate of 7.00% per annum; and another agreement with a notional amount of USD 24.5 million and a fixed interest rate of 5.0% per annum, both with Credit Suisse. These two agreements are due on January 2, 2008 and on January 22, 2007, respectively.

		Notional amount at December 31, 2006	Fair value at December 31,
Contract	Average rate		2006	2005
Interest rate contracts	5.10%	590,640	6,857	5,316

b) Foreign exchange contracts

During 2006, Siderar entered into several exchange rate derivative contracts to manage its exposure to changes in the Argentine Peso against the US Dollar. As of December 31, 2006, Siderar had 10 non-deliverable forward agreements with JP Morgan Chase Bank N.A. with a notional amount of ARS 10 million each at an average exchange rate of 3.0918 Argentine Pesos per US Dollar. These forwards are due between January and March, 2007.

		Notional amount at December 31, 2006	Fair value at December 31,
Currencies	Contract		2006	2005
USD/EUR	Euro forward sales	—	—	86
MXN/USD	Mexican peso forward purchases (1)	—	817	—
ARS/USD	Argentine peso forward purchases	ARS 100,000	178	—

		ARS 100,000	995	86

(1)	Hylsa has a contract for half of its electricity purchases with an affiliate of Iberdrola, S.A., a Spanish utility company, up to the year 2027. Prices in this contract are mostly denominated in U.S. dollars, while payments to its alternative provider CFE are in Mexican pesos. Under the contract, Hylsa is allowed to terminate this agreement under specified price-related circumstances. The fair value of this embedded derivative as of December 31, 2006, was USD 0.8 million.

c) Commodities contracts

Hylsa entered into several derivative contracts with JP Morgan Chase Bank N.A., Citibank N.A. and Deutsche Bank AG to manage the impact of the fluctuation on the natural gas price. The contracts outstanding at December 31, 2006, are due between January 2007 and March 2008.

		Notional amount in MMbtu at December 31, 2006	Fair value at December 31,
Contract	Average price		2006	2005
Call – Purchases	7.65/7.45	12,000	13,167	—
Call – Sales	9.00/10.00	18,000	(6,716)	—
Put – Sales	7.65@KI /7.45@KI	12,000	(12,505)	—
Swaps – Purchases	7.36	6,000	(9,433)	—

			(15,487)	—

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Borrowings

	Year ended December 31,
	2006	2005
(i) Non-current
Bank borrowings	551,990	1,810,910
Borrowings with related parties (Note 30)	—	603,683

	551,990	2,414,593
Less: debt issue costs	(3,589)	(14,715)

	548,401	2,399,878

(ii) Current
Bank borrowings	509,201	518,629
Borrowings with related parties (Note 30)	2,161	3,789

	511,362	522,418
Less: debt issue costs	(2,668)	(6,019)

	508,694	516,399

Total Borrowings	1,057,095	2,916,277

The maturity of borrowings is as follows:

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	At December 31, (1)
							2006	2005
Fixed Rate	150,918	—	—	—	—	7,206	158,124	56,257
Floating Rate	357,776	290,804	120,021	94,923	1,358	34,089	898,971	2,860,020

Total	508,694	290,804	120,021	94,923	1,358	41,295	1,057,095	2,916,277

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates—which incorporate instruments denominated in various currencies—at the balance sheet date were as follows:

	December 31,
	2006	2005
Bank borrowings	6.82%	6.08%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2006 and 2005, respectively.

Breakdown of long-term borrowings by currency is as follows:

Currency	Interest rates	December 31,
		2006	2005
USD	Floating	898,971	2,795,144
USD	Fixed	62,179	14,692
EUR	Fixed	—	404
ARS	Floating	—	54
ARS	Fixed	55,845	—
MXN	Floating	—	64,822
VEB	Fixed	40,100	41,161

Total bank borrowings		1,057,095	2,916,277

EUR: Euro; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.

(i) Consorcio Siderurgia Amazonia Ltd.—PDVSA-Gas C.A. claim

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2006, Sidor’s potential exposure under this litigation amounted to USD125.7 million.

(ii) Tax claims

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 20.4 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by 13.9 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December, 2006 there was a payment of USD 0.1 million according to the Company´s filing and the Fiscal Court´s approval, which was then appealed by the AFIP.

Based on the above, the Company recognized a provision amounting to USD 4.6 million as of December 31, 2006 as management considers there is a probable cash outflow.

(b) Sidor

The Company recorded a provision for a total amount of USD26.3 million in connection with tax matters arising from compensations of tax credits made by the Company since the implementation of the V.A.T. law in June, 1999. The SENIAT, the Venezuelan tax and customs authority, is claiming the interest accrued on the application of those tax credits as payment on account of tax obligations.

(iii) Commitments

The following are the Company’s main off-balance sheet commitments:

(a) In March 2003, Siderar entered into an agreement with Tecpetrol, a related company of Ternium, under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a maximum period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. At December 31, 2006 there is no residual advanced payment.

(b) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. Tenaris detected technical problems at this facility that impeded the delivery of certain steam volume, between October 2004 and September 2005. This outsourcing contract is due to terminate in 2018.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Contingencies, commitments and restrictions on the distribution of profits (continued)

(c) On August 20, 2004, Sidor entered into a contract with its associated company Matesi Materiales Siderúrgicos S.A., for the supply of hot briquetted iron (HBI). Sidor commits to purchase 29.9% of Matesi’s HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9 % until reaching a 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or Matesi object to its renewal more than one year prior to its termination.

(d) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousand m3/day), whether it uses it or not.

(e) Sidor’s production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018.

(f) Sidor’s production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

(g) In 1998, Sidor signed a contract with Ternium´s related company TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer controlled by Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(h) In 1997 Sidor entered into a twenty-year contract with Ferrominera del Orinoco (“FMO”) for the supply of iron ore. Pursuant to this contract, FMO will supply Sidor up to a maximum annual volume of iron ore needed to produce 6.6 million tons of pellets until 2017. Sidor and FMO entered into an amendment to the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (that percentage may drop to 70%).

In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.

(i) Hylsa's production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract currently supplies approximately 42% of Hylsa's electricity needs with the remainder supplied by CFE, the Mexican state-owned utility. The contract with Iberdrola will terminate in 2027.

(j) Hylsamex S.A. de C.V. and subsidiaries entered into 21 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2007 to 2010, include USD24.9 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2006 accounts for USD 16.6 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Thousands
2007	12,394
2008-2010	12,477

Total	24,871

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Contingencies, commitments and restrictions on the distribution of profits (continued)

(k) On October 24, 2003, Siderar entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which includes certain take-or-pay clauses, Siderar committed to purchase up to 400 million cubic meters of gas during the life of the four year contract, expiring at the end of 2006 at a price to be negotiated by the parties on an annual basis. At December 31, 2004, the parties to the joint agreement fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist. There is an agreement with Repsol-YPF to continue with the supply of natural gas up to February 28, 2007 under the same contractual conditions.

(l) On April 6, 2006, Sidor entered into a slag removal and raw material handling services contract with Sidernet de Venezuela C.A., for a total estimate amount of USD 155.9 million. The agreement is due to terminate in June 2016.

(iv) Restrictions on the distribution of profits

Under the credit agreements that financed the acquisition of Hylsamex, the Company and its affiliates have some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e)).

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2006
Share capital	2,004,744
Legal reserve	200,474
Distributable reserves	402,149
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2006	107,612
Profit for the year	392,230

Total shareholders equity under Luxembourg GAAP	4,521,331

29	Earnings per share

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares with no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.

On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of 1 USD nominal value each.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

29	Earnings per share (continued)

In October 2005, Usiminas exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company.

Upon the consummation of this exchange, as of December 31, 2005 the capital was increased to USD 1,396,552,887 represented by 1,396,551,887 shares of 1 USD nominal value each.

Furthermore, in November 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.42% equity interest in Amazonia and USD 3.1 million in cash for shares of the Company.

As mentioned in Note 1, on January 11, 2006, the Company launched an Initial Public Offering of 24,844,720 ADSs (each representing 10 shares of the Company) in the United States. The Company´s Initial Public Offering was settled on February 6, 2006.

As per the provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of the Initial Public Offering.

In connection with the over-allotment described in Note 1, on March 1, 2006, the Company issued 22,981,360 new shares.

Upon consummation of the transactions mentioned, as of December 31, 2006, the capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

The Company’s combined earnings per share for the year ended December 31, 2004 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in that period. For fiscal years 2006 and 2005, the weighted average of shares outstanding totaled 1,936,833,060 and 1,209,476,609 shares, respectively.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares assumes that 1,168,943,632 shares were issued and outstanding as of January 1, 2003. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

	2006	2005	2004
Profit attributable to equity holders of the Company	795,424	704,406	457,339
Weighted average number of ordinary shares in issue	1,936,833,060	1,209,476,609	1,168,943,632
Basic earnings per share (USD per share)	0.41	0.58	0.39
Diluted earnings per share (USD per share)	0.41	0.54	0.39

30	Related party transactions

The Company is controlled by San Faustín, which at December 31, 2006 indirectly owned 70.52% of Ternium’s shares and voting rights. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Island Corporation. For commitments with Related Parties see Note 28.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

30	Related party transactions (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2006	2005
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	1,650	—
Sales of goods to other related parties	90,665	36,978
Sales of services to associated parties	2,938	2,905
Sales of services to other related parties	1,608	5,636

	96,861	45,519

(b) Purchases of goods and services

Purchases of goods from associated parties	75,751	85,636
Purchases of goods from other related parties	62,023	71,205
Purchases of services from associated parties	3,999	—
Purchases of services from other related parties	156,716	21,792

	298,489	178,633

(c) Financial results
Income with associated parties	3,820	44,697
Income with other related parties	38	89
Expenses with other related parties	(1,815)	(10,043)

	2,043	34,743

	At December 31,
	2006	2005
(ii) Year-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	67,558	71,317
Receivables from other related parties	48,533	18,175
Payables to associated parties	(5,588)	(13,644)
Payables to other related parties	(48,032)	(17,914)

	62,471	57,934

(b) Other investments
Time deposit	11,249	10,450

(c) Other balances
Trust fund with other related parties (Note 21)	—	5,185

	—	5,185

(d) Financial debt
Borrowings with other related parties (Note 27)	(2,161)	(607,472)

(iii)	Officers and Directors’ compensation

The aggregate compensation of Officers and Directors earned during the years ended December 31, 2006, 2005 and 2004 amounts to USD 10,276 thousand, USD 4,485 thousand and USD 3,050 thousand, respectively.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

31	Cash flow disclosures

		At December 31,
		2006	2005	2004
(i)	Changes in working capital (i)
	Inventories	(271,480)	(133,995)	(114,686)
	Receivables and prepayments	122,917	3,103	(138,248)
	Trade receivables	(96,122)	97,814	(55,273)
	Other liabilities	(93,472)	46,117	10,233
	Trade payables	62,004	41,381	93,304

		(276,153)	54,420	(204,670)

(ii)	Income tax accruals less payments
	Tax accrued	262,356	218,492	177,486
	Taxes paid	(280,431)	(262,500)	(57,276)

		(18,075)	(44,008)	120,210

(iii)	Interest accruals less payments
	Interest accrued	112,918	81,608	18,257
	Debt issue costs	13,686	3,171	—
	Interest paid	(122,407)	(60,256)	(9,174)

		4,197	24,523	9,083

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

32	Recently issued accounting pronouncements

1. International Financial Reporting Standard 8, Operating Segments

In November 2006, the International Accounting Standards Board issued International Financial Reporting Standard 8, “Operating Segments” (“IFRS”). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers.

An entity shall apply IFRS 8 in its annual financial statements for periods beginning on or after January 1, 2009. Earlier application is permitted. If an entity applies IFRS 8 in its financial statements for a period before January 1, 2009, it shall disclose that fact.

The Company's management has not assessed the potential impact that the application of IFRS 8 may have on the Company's financial condition or results of operations.

2. IFRIC Interpretation 11, Group and Treasury Share Transactions

In November 2006, IFRIC issued IFRIC Interpretation 11 “Group and Treasury Share Transactions” (“IFRIC 11”). IFRIC 11 gives guidance on how to account for certain transactions involving share-based payment arrangements and is effective for annual periods beginning on or after March 1, 2007, although earlier application is permitted. If an entity applies the Interpretation for an annual period beginning before March 1, 2007, it shall disclose that fact.

The Company's management estimates that the application of this Interpretation will not have a material effect on the Company's financial condition or results of operations.

3. IFRIC Interpretation 12, Service Concession Arrangements

In November 2006, IFRIC issued IFRIC Interpretation 12 “Service Concession Arrangements” (“IFRIC 12”). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements. This Interpretation sets out general principles on recognizing and measuring the obligations and related rights in service concession arrangements.

This Interpretation applies to public-to-private service concession arrangements if:

(a)	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(b)	the grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

32	Recently issued accounting pronouncements (continued)

3. IFRIC Interpretation 12, Service Concession Arrangements (continued)

This Interpretation applies to both:

(a)	infrastructure that the operator constructs or acquires from a third party for the purpose of the service arrangement; and

(b)	existing infrastructure to which the grantor gives the operator access for the purpose of the service arrangement.

An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2008. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 January 2008, it shall disclose that fact.

The Company's management estimates that the application of this Interpretation will not have a material effect on the Company's financial condition or results of operations.

33	Financial risk management

(1) Financial risk factors

Ternium’s activities expose the Company to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodities prices. Ternium’s subsidiaries may use derivative transactions to manage potential adverse effects of certain risk exposures on Ternium’s financial performance.

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium aims to neutralize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Group to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Group to a variation in its fair value. The Group’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and caps.

(iii) Commodity price risk

Ternium uses certain commodities and raw materials that are subject to price volatility caused by supply and weather conditions, political situations, financial variables and other unpredictable factors. As a result, the Company is exposed to the volatility in the prices of these commodities and raw materials. Ternium’s policy is to manage this risk by partially fixing the underlying price or limiting its volatility for defined period.

(iv) Concentration of credit risk

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales.

Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Ternium’s subsidiaries also have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

(1) Financial risk factors (continued)

(v) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. The company also has committed credit facilities to support its ability to close out market positions if needed.

(2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 26.

(3) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP

I. Differences in measurement methods

The principal differences between IFRS and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	For the year ended December 31,
	2006	2005	2004
Net income attributable to equity holders of the Company in accordance with IFRS	795,424	704,406	457,339
US GAAP adjustments – income (expense)
Valuation of fixed assets- PP&E (Note 34.a)	100,975	123,824	79,493
Troubled debt restructuring (Note 34.b)	8,923	14,820	—
Accounting for pension plans (Note 34.c)	(191)	(991)	(164)
Inventory valuation (Note 34.d)	741	(5,882)	(1,628)
Capitalization of interest cost- PP&E (Note 34.e)	587	(910)	152
Capitalization of interest cost- Intangible assets (Note 34.e)	(185)	(302)	313
Changes in fair value of financial assets through profit and loss (Note 34.f)	—	50,819	(1,361)
Equity in investments in associated companies- Amazonia (Note 34.g)	—	—	(76,926)
Excess of fair value of assets acquired over cost (Note 34.h)	20,395	(170,510)	—
Revaluation reserve over pre-acquisition interest in Amazonia (Note 34.i)	6,553	5,734	—
Acquisition of minority interest in controlled subsidiaries (Note 34.j)	(24,172)	(4,101)	—
Valuation of intangible assets and other assets (Note 34.l)	(361)	(674)	—
Deferred income tax (Note 34.m)	(39,004)	(51,315)	(27,101)
Minority interest (Note 34.n)	(28,667)	(105,613)	(5,462)

Net income in accordance with US GAAP	841,018	559,305	424,655

Weighted average number of shares outstanding (thousands)	1,936,833	1,209,477	1,168,944
Consolidated basic earnings per share in accordance with U.S. GAAP	0.43	0.46	0.36
Consolidated diluted earnings per share in accordance with U.S. GAAP	0.43	0.43	0.36

		As of December 31,
		2006	2005
Shareholders’ equity in accordance with IFRS		3,757,558	1,842,454
Valuation of fixed assets- PP&E (Note 34.a)		(1,300,420)	(1,410,264)
Troubled debt restructuring (Note 34.b)		(3,128)	(12,051)
Accounting for pension plans (Note 34.c)		(44,642)	5,227
Inventory valuation (Note 34.d)		(14,596)	(14,854)
Capitalization of interest cost- PP&E (Note 34.e)		8,411	7,083
Capitalization of interest cost- Intangible assets (Note 34.e)		155	344
Excess of fair value of assets acquired over cost (Note 34.h)		(247,147)	(267,542)
Revaluation reserve over pre-acquisition interest in Amazonia (Note 34.i)		(79,409)	(85,962)
Acquisition of minority interest in controlled subsidiaries (Note 34.j)		583,291	470,850
Equity securities issuance cost (Note 34.k)		—	5,456
Valuation of intangible assets and other assets (Note 34.l)		(1,871)	(1,300)
Deferred income tax (Note 34.m)		448,134	507,253
Minority interest (Note 34.n)		329,180	389,944

Shareholders’ equity in accordance with US GAAP		3,435,516	1,436,638

Changes in shareholders’ equity under U.S. GAAP are as follows:

		Year ended December 31,
		2006	2005
Shareholders’ equity at the beginning of the year in accordance with US GAAP		1,436,638	954,255
Net income for the year in accordance with US GAAP		841,018	559,305
Other comprehensive (loss) income		(25,385)	(424,116)
Capital increase		81,853	54,758
Conversion of Subordinated Convertible Loans		605,924	—
Initial public offering, net of offering costs of USD23,295		519,563	—
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax and minority interests		(24,095)	—
Usiminas exchange		—	531,088
Dividends paid in cash and other distributions		—	(238,652)

Shareholders’ equity at the end of the year in accordance with US GAAP		3,435,516	1,436,638

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(a) Valuation of fixed assets—Property, plant and equipment

Under IFRS, the Company applied the provisions of IFRS 1 for the revaluation of property, plant and equipment. Accordingly, the Company elected to use a technical revaluation as the deemed cost for its property, plant and equipment. This technical revaluation is not permitted under US GAAP and remains a difference between IFRS and US GAAP. Thus, no revaluations have been made for US GAAP purposes and historical cost has been used as the basis of accounting for these assets. The adjustment to net income represents the difference in depreciation expense under IFRS and U.S. GAAP.

(b) Troubled debt restructuring

In June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, those companies accounted for their debt restructuring process in accordance with the guidelines set forth by IAS 39, which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor’s new debt were deemed to be substantially different (as this term is defined by IAS 39), that company recorded a USD59.5 million gain on restructuring in fiscal 2003.

Under US GAAP, Sidor followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by Sidor under US GAAP. The US GAAP adjustment to net income represents the difference in interest expense for the year arising from the application of a different effective interest rate under US GAAP as compared to IFRS.

(c) Accounting for pension plans

Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”) effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its consolidated balance sheet and to recognize as a component of accumulated other comprehensive (loss) income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Following the adoption of SFAS 158, additional minimum pension liabilities and related intangible assets are no longer recognized. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the following impacts: the recognition of USD 46,243 in accrued pension liabilities, and a net charge of USD 24,095 (USD 51,279, net of income taxes of USD 17,801 and minority interest of USD 9,383) to accumulated other comprehensive (loss) income. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end balance sheet. This provision becomes effective for Ternium for its December 31, 2008 year-end. The funded status of Ternium’s pension plans are currently measured as of December 31.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

Before the adoption of SFAS 158, as discussed above, the Company followed the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arose as a consequence of the following:

a.	Under IFRS Venezuela was considered a hyperinflationary country through December 31, 2002 while under US GAAP Venezuela ceased being hyperinflationary as from January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

b.	Under IFRS, past-service costs are recognized immediately as expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

(d) Inventory valuation

Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under US GAAP, Venezuela ceased being hyperinflationary as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

As mentioned in Note 34.a above, under IFRS the value of property, plant and equipment has been determined based on a technical revaluation, while under US GAAP these assets have been stated at historical cost. Accordingly, the year-end balances and the annual depreciation charge under IFRS are higher than those determined under US GAAP. This US GAAP adjustment reflects the reversal of the difference between the amount of depreciation of property, plant and equipment allocated to inventories under IFRS and US GAAP.

(e) Capitalization of interest cost

Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS 23 and interest cost has been expensed as incurred.

Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements, interest was capitalized during the years ended December 31, 2006, 2005 and 2004. The net US GAAP adjustment also includes amortization of the interest cost capitalized.

(f) Changes in fair value of financial assets through profit and loss

The Company had certain investments in trust funds. Under IFRS, the Company carried these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company carried these investments at market value with material unrealized gains and losses, if any, included in Other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). At December 31, 2005, the Company settled its available-for-sale investments and the unrealized gains recorded within other comprehensive (loss) income were reclassified into the statement of income.

(g) Equity in investments in associated companies

Under both IFRS and US GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of the US GAAP reconciliation of net income and shareholders’ equity for the year ended December 31, 2004, the Company included under this line item the effect of the differences mentioned in items a. to e. above related to its investment in Amazonia and Sidor, as well as the following:

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

•

Ternium recorded an impairment provision on its investment in Amazonia in previous years. In 2004, and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by the Company's management, the impairment provision was reversed under IFRS. No impairment provision has been recorded under US GAAP.

(h) Excess of fair value of net assets acquired over cost

As mentioned in Note 3(f), on February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year.

Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), which states that the excess of fair value of acquired net assets over cost shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. Accordingly, under US GAAP, the Company reversed the gain recognized for IFRS purposes. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets, totaling USD 20.4 million and USD 17.8 million, in 2006 and 2005, respectively.

(i) Revaluation reserve over pre-acquisition interest in Amazonia

As mentioned in Note 3(f), on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%.Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded in equity (under “Revaluation and other reserves” line item) the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

For US GAAP purposes, the Company applied the provisions contained in SFAS No. 141. Under SFAS No. 141, when a company increases its shareholding interest in an equity investee, no fair value revaluation shall be made on the pre-acquisition equity interest held. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets.

(j) Acquisition of minority interest in controlled subsidiaries

As discussed in notes 1, 2 and 3 to the financial statements (i) in August 2005, the Company acquired an additional equity interest in Amazonia through the acquisition of Hylsamex; (ii) in October 2005, the Company acquired an additional equity interest in Ylopa, Amazonia and Siderar through the exchange transaction entered into with Usiminas; (iii) in February 2006, the Company acquired an additional equity interest in Amazonia through the issuance of shares to ISL, (iv) in April 2006, the Company acquired a 50% interest in Acerex S.A. de C.V. through its subsidiary Hylsa S.A. de C.V., and (v) in December 2006, the Company acquired an additional 4.85% equity interest in Siderar . Under IFRS, these acquisitions have been accounted for following the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount at the acquisition date, with the difference resulting from the purchase price allocation being deducted from equity.

Under US GAAP, the acquisition of noncontrolling equity interests of a subsidiary should be accounted for using the purchase method, which requires the acquiring entity to allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Accordingly, under US GAAP, the Company (i) reversed the amounts charged to equity under IFRS in connection with the acquisition of additional equity interests in Amazonia, Ylopa, Siderar, and Acerex, and (ii) allocated the difference between fair value and carrying amount arising from the above mentioned acquisitions to net tangible and identifiable intangible assets and goodwill.

As discussed in Note 3(f), on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded the interest attributable to minority equity holders of Amazonia at fair value. Under IFRS, the remaining minority interest in Amazonia (representing 5.6% and 10.9% of this company’s share capital as of December 31, 2006 and 2005, respectively) has been valued at fair value. Under US GAAP, the interest of minority equity holders of Amazonia has been valued at pre-acquisition carrying amount of net assets. No reconciling item has been shown as the difference does not affect shareholders’ equity or net income under US GAAP.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

The chart below shows the net carrying amount of Property, plant and equipment and goodwill under IFRS and US GAAP after the application of all the above mentioned adjustments:

	Net carrying amount at December 31,
	2006		2005
	IFRS	US GAAP	IFRS	US GAAP
Property, plant and equipment	5,420,683	4,122,749	5,463,871	3,967,401
Goodwill	397,943	659,818	399,694	610,330

(k) Equity securities issuance cost

Under IFRS, expenses incurred at December 31, 2005 in connection with the issuance of equity securities effected in 2006 (totaling USD 5.5 million) were deducted from shareholders’ equity at that date.

Under U.S. GAAP, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. Accordingly, under US GAAP, this amount was deferred in 2005, and charged against the gross proceeds of the offering in 2006, together with additional costs of USD 17.8 million incurred in 2006, totaling USD 23.3 million.

(l) Valuation of intangible assets and other assets

Under both IFRS and US GAAP, the Company values intangible assets and other assets at historical cost. Nevertheless, as mentioned in Note 34.c above, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under US GAAP, Venezuela ceased to be considered a hyperinflationary country as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

(m) Deferred income tax

Under US GAAP the Company calculated the effect of all of the above mentioned adjustments on deferred income taxes.

(n) Minority Interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.

(o) Net income

Under US GAAP, net income is shown net of the portion of the Company’s gain (loss) for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders. Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

(p) Cumulative translation differences exemption

As mentioned in Note 4.(a), Ternium applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2003. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.

II. Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a) Statement of consolidated comprehensive income under US GAAP

Ternium applies the provisions contained in SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive (loss) income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive (loss) income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

	As of December 31,
	2006	2005
Net income for the year	841,018	559,305

Foreign currency translation adjustment	(25,385)	(39,247)
Change in fair value of available for sale securities	—	(384,869)

Total other comprehensive loss	(25,385)	(424,116)

Comprehensive income	815,633	135,189

The accumulated balances related to each component of other comprehensive (loss) income were as follows:

	Foreign currency translation adjustment for the year ended December 31,
	2006	2005
Balance at beginning of the year	(183,834)	(144,587)
Decrease for the year	(25,385)	(39,247)

Balance at end of the year	(209,219)	(183,834)

	Changes in funded status of defined benefit plans for the year ended December 31,
	2006	2005
Balance at beginning of the year	—	—
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax and minority interests	(24,095)	—

Balance at end of the year	(24,095)	—

	Change in fair value of financial assets for the year ended December 31,
	2006	2005
Balance at beginning of the year		384,869
Decrease for the year		(384,869)

Balance at end of the year	—	—

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(b) Supplemental cash flow information

Details of acquisition of subsidiary companies and additional equity interests in controlled subsidiary companies:

	For the year ended December 31, 2006
	Impeco	Acerex	Hylsamex	Amazonia	Siderar
Non-cash assets acquired:
Inventories	8,180	—	—	—	—
Property, plant and equipment	47,825	—	—	—	—
Other assets	53	—	—	—	—

Total non-cash assets acquired	56,058	—	—	—	—

Liabilities assumed:
Deferred income tax	(875)	—	—	—	—

Total liabilities assumed	(875)	—	—	—	—

Net non-cash assets acquired—Net assets acquired	55,183	—	—	—	—

Net cash paid for acquired companies	55,183	—	—	—	—

Increase in shareholding interest in subsidiary companies:
Minority interest	—	16,555	2,586	32,105	75,126
Increase in fair value of net assets acquired	—	—	—	23,473	32,374
Goodwill	—	28,049	675	23,190	—

Purchase price paid	—	44,604	3,261	78,768	107,500

			For the year ended December 31, 2005
			Hylsamex	Amazonia	Siderar
Non-cash assets acquired:
Investments			337,039	9,875	—
Trade accounts receivable			305,831	188,978	—
Other receivables			72,069	162,199	—
Inventories			345,053	284,676	—
Intangible assets			133,079	3,893	—
Property, plant and equipment			2,129,325	2,444,289	—
Other assets			7,032	36,800	—

Total non-cash assets acquired			3,329,428	3,130,710	—

Liabilities assumed:
Trade accounts payable			(234,325)	(371,908)	—
Current tax liabilities			(19,000)	(7,630)	—
Borrowings			(751,730)	(656,658)	—
Pension benefits			(116,860)	(78,425)	—
Deferred income tax			(449,537)	(284,242)	—
Other liabilities			(21,521)	(35,666)	—
Provisions				(37,163)	—

Total liabilities assumed			(1,592,973)	(1,471,692)	—

Net non-cash assets acquired			1,736,455	1,659,018	—
Cash acquired			215,411	305,342	—

Net assets acquired			1,951,866	1,964,360	—

Minority interest			(160,576)	(1,338,320)	—
Pre-acquisition interest in Amazonia				(323,229)	—
Goodwill (excess of fair value of net assets acquired over cost)			405,388	(220,767)	—
Non-cash assets surrendered				(82,044)	—

Purchase price paid for acquired companies			2,196,678	—	—
Cash acquired			(215,411)	(305,342)	—

Net cash paid (received) for acquired companies			1,981,267	(305,342)	—

Increase in shareholding interest in subsidiary companies:
Minority interest			—	109,171	54,432
Increase in fair value of net assets acquired			—	116,424	38,404
Goodwill			—	149,391	61,244

Purchase price paid			—	374,986	154,080

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(c) Recently issued accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. The provisions of FIN 48 will be effective for financial statements issued for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The company is currently evaluating the impact of FIN 48 on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. This statement is effective for fiscal years beginning after September 15, 2006. The company is currently evaluating the impact of SFAS 156 on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

Roberto Philipps

Chief Financial Officer

Audited Annual Accounts

as at December 31, 2006

Ternium S.A.

Société Anonyme

46a, Avenue John F. Kennedy, 2nd floor

L-1855 Luxembourg

R.C.S. Luxembourg B-98-668

Management Report

The board of directors of Ternium S.A. (the “Company”) submits the annual accounts for the fiscal year ended December 31, 2006 in accordance with article 20 of the Company’s articles of association and Luxembourg applicable laws and regulations.

The Company

The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006.

On January 11, 2006, the Company announced that it had filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission related to its proposed initial public offering of 24,844,720 American Depositary Shares (“ADSs”), each representing ten shares of common stock.

The Company’s initial public offering of 24,844,720 ADSs was priced at USD 20 per ADS.

The Company used all of the proceeds received from the offering to pay down the Company´s indebtedness (Tranche A) under the Credit Agreement (see Note 2 (i)) after deducting related expenses.

Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006.

During 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD 594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the underwriters. On February 6, 2006 the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD 2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

On February 9, 2006, Inversora Siderúrgica Ltd (“ISL”) contributed all of its assets and liabilities (including 3.4% interest in Consorcio Siderurgia Amazonia Ltd.) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of the Initial Public Offering. As a result of this transaction, the issued and outstanding share capital of the Company was set at USD 1,981,762,082 represented by 1,981,762,082 shares with a par value of USD 1 per share.

On February 23, 2006, the underwriters of the Company´s initial public offering exercised partially the over-allotment option granted by the Company to purchase ADSs. In connection with this over-allotment option exercise, on March 1, 2006, the Company issued 22,981,360 new shares against payment in cash of an aggregate subscription price of USD 45,962,720.

Upon consummation of the transactions mentioned above, Share capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1 each.

Following the positive business environment and its sound financial position, during the year ended December 31, 2006, the Company made prepayments, under Tranche B of the Credit Facility, for a total amount of USD 222 million. The outstanding debt amount, after prepayments and normal payments, is USD 233 million as of December 31, 2006.

Management Report (Contd.)

Results for the year

Profit for the year ended December 31, 2006 totaled USD 392.2 million.

Income for the year 2006 totaled USD 450.5 million:

a)	Dividends obtained by the Company totaling USD 439.9 million, from its investments in Consorcio Siderurgia Amazonia Ltd (USD 232.9 million), Ylopa- Servicios de Consultadoria LTDA. (USD 24.3 million), Inversiones Siderurgicas S.A. (USD 113.3 million), Ternium International S.A. Uruguay (formely Techintrade Uruguay S.A.) (USD 5 million), Siderar S.AI.C. (USD 22.6 million) and Hylsa Latin LLC (USD 41.8 million).

b)	Interest earnings from financial investments totaling USD 10.6 million.

Charges for the year 2006 totaled USD 58.3 million, principally due to:

a)	Interest expenses totaled USD 40.2 million, as a result of the amounts owed to: (i) financial institutions involved in the acquisition of Hylsamex SA de CV and its subsidiaries (USD 31.5 million), (ii) affiliated companies in connection with the acquisitions of investments (USD 6.5 million) as well as interest accrued on the Subordinated Convertible Loans (USD 2.2 million).

b)	Administration and general expenses totaled USD 8.7 million, amortization of formation expenses USD 4.7 million and taxes USD 4.6 million.

As of December 31, 2006, the Company had investments in affiliated companies for USD 4.8 billion.

Detailed below are modifications of investments in affiliated companies (not including dividends received):

•	As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed to the Company a 3.4% equity interest in Consorcio Siderurgia Amazonia Ltd.

•

On March 28, 2006, the Company acquired from its affiliated company Hylsamex S.A. de C.V. 3,500,000 shares of Consorcio Siderurgia Amazonia Ltd and 12,831,079 shares of Hylsa Latin L.L.C. Hylsa Latin L.L.C. is a holding company whose main asset was an ownership interest in Consorcio Siderurgia Amazonia Ltd. As of that date, the Company acquired from its affiliated company Hylsa S.A. de C.V. 210,089,045 additional shares of Hylsa Latin L.L.C., thus reaching a 100% equity interest in that company.

•

On September 30, 2006, the Company made a cash contribution of USD 2,354,000 to Alvory S.A. (“Alvory”), a wholly owned subsidiary of the Company. The above mentioned contribution was used to purchase a 50% equity interest in Lommond Holdings B.V. from Tenaris S.A., a related entity under the common control of Ternium´s majority shareholders. Purchase price for this acquisition totaled USD 2,254,000.

•

On October 31, 2006, Hylsa Latin L.L.C transferred to the Company its entire investment in Consorcio Siderurgia Amazonia Ltd. Afterwards, the Company commenced the cancellation process of Hylsa Latin L.L.C.

•	As a result of the transactions mentioned above, at the end of the year, the Company increased its ownership in Consorcio Siderurgia Amazonia Ltd. up to 60.63%.

Management Report (Contd.)

•

On December 28 2006, the Company acquired from CVRD International S.A. 16,860,000 shares representing a 4.85% equity interest in Siderar S.A.I.C. (a subsidiary company). After this transaction, the Company increased its ownership in Siderar S.A.I.C. to 211,701,012 shares or 60.93% of its share capital.

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2006 consist of:

Company	Jurisdiction of Organization	% of ownership	Book value at 12.31.2005 USD	Net Additions USD	Book value at 12.31.2006 USD
I.I.I.-Industrial Investments Inc	British Virgin Islands	99.00%	1,490,636,610	—	1,490,636,610
Consorcio Siderurgia Amazonia Ltd.	Cayman Islands	60.63%	890,920,421	229,342,273	1,120,262,694
Hylsa Latin LLC	USA	—	26,325,700	(26,325,700)	—
Inversiones Siderúrgicas S.A.	Panama	100%	561,050,327	—	561,050,327
Siderar S.A.I.C.	Argentina	60.93%	1,367,654,500	107,500,000	1,475,154,500
Ternium Internacional S.A. (formerly Techintrade Uruguay S.A.)	Uruguay	100%	120,000,000	—	120,000,000
Ylopa – Serviços de Consultadoria Lda.	Portugal	54.62%	7,378,665	—	7,378,665
Fasnet International SA	Panama	99.00%	19,189,200	—	19,189,200
Alvory S.A.	Uruguay	100%	—	2,354,000	2,354,000

Shares in subsidiary companies			4,483,155,423	312,870,573	4,796,025,996

Roberto Philipps

Chief Financial Officer

Independent auditor’s report

To the Shareholders of

Ternium S.A.

Report on the annual accounts

We have audited the accompanying annual accounts of Ternium S.A., which comprise the balance sheet as at December 31, 2006, and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Manager’s responsibility for the annual accounts

Manager is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the “Institut des Réviseurs d’Entreprises”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the Auditor’s judgment, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the Auditor considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Manager, as well as evaluating the overall presentation of the annual accounts. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these annual accounts give a true and fair view of the financial position of Ternium S.A. as of December 31, 2006, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Manager, is in accordance with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, February 27, 2007

Réviseur d’entreprises

Represented by

Mervyn R. Martins

Ternium S.A.

Balance sheets as at December 31, 2006 and 2005

(expressed in United States Dollars)

	Note	12/31/2006 USD	12/31/2005 USD
ASSETS

Formation expenses	4	18,635,656	5,456,249

		18,635,656	5,456,249

Fixed assets
Financial assets
- Shares in affiliated undertakings	5	4,796,025,996	4,483,155,423

		4,796,025,996	4,483,155,423
Current assets
Debtors
- Receivables owed by affiliated undertakings	6	—	5,306,317
- Other receivables		8,405	8,270

		8,405	5,314,587

- Cash at banks and cash in hand	7	66,763,655	66,564,262

Total assets		4,881,433,712	4,560,490,521

The accompanying notes are an integral part of these annual accounts.

Ternium S.A.

Balance sheets as at December 31, 2006 and 2005 (Contd.)

(expressed in United States Dollars)

	Note	12/31/2006 USD	12/31/2005 USD
LIABILITIES
Shareholders' equity	8
- Share capital		2,004,743,442	1,396,551,887
- Legal reserve	9	200,474,346	139,655,189
- Distributable reserves		402,148,809	279,580,555
- Non distributable reserves		1,414,121,505	980,017,925
- Retained earnings/(Accumulated deficit)		107,612,101	(11,537)
- Profit for the year		392,230,475	107,623,638

		4,521,330,678	2,903,417,657

Provisions
- Initial Public Offering expenses provision		—	4,580,500
- Tax provision	12	4,758,926	4,660,111

		4,758,926	9,240,611

Creditors
- Amounts owed to affiliated undertakings becoming due and payable after more than one year	10	117,245,291	603,683,346
becoming due and payable within one year	10	3,763,818	24,260,873

- Amounts owed to credit institutions becoming due and payable after more than one year	11	181,188,895	872,500,000
becoming due and payable within one year	11	51,835,596	146,896,667

Other creditors
- Others		1,310,508	491,367

		355,344,108	1,647,832,253

Total liabilities		4,881,433,712	4,560,490,521

The accompanying notes are an integral part of these annual accounts.

Ternium S.A.

Profit and loss accounts for the years ended

December 31, 2006 and 2005

(expressed in United States Dollars)

	Note	12/31/2006 USD	12/31/2005 USD
CHARGES

Amortization of formation expenses	4	4,659,163	828

Administrative and general expenses	13	8,709,577	57,558

Interest expense	14	40,233,956	21,348,194

Realized loss on exchange		30,120	—

Taxes (other than income taxes)	12	4,640,297	5,173,275

Profit for the year		392,230,475	107,623,638

Total charges		450,503,588	134,203,493

INCOME

Realized gain on exchange		—	6,939

Other interest income	14	10,561,099	315,225

Dividends income	15	439,942,489	133,866,322

Income for own shares cancellation	16	—	15,007

Total income		450,503,588	134,203,493

The accompanying notes are an integral part of these annual accounts.

Ternium S.A.

Notes to the accounts

Note 1—Business of the Company and corporate reorganization

(a) Business of the Company

Ternium S.A. (the “Company” or “Ternium”) was incorporated on December 22, 2003 under the name “Zoompart Holding S.A.” as a Luxembourg société anonyme holding under the law of August 10, 1915 relating to commercial companies and the law of July 31, 1929 relating to holding companies for an unlimited period.

The registered office of the Company is established in Luxembourg. The Company’s financial year starts on January 1 and ends on December 31 of each year.

The Company’s objective is to invest in companies that manufacture, process and distribute flat and long steel products, providing raw materials for several industrial activities.

The Company also prepares consolidated financial statements, which are published according to the provisions of the law and that are available at the registered office of the Company, 46a, Avenue John F. Kennedy—2nd floor, L-1855, Luxembourg.

(b) Corporate reorganization

On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sale 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). The Company´s Initial Public Offering was priced at USD 20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility (as defined below) after deducting related expenses. See Note 2 (i).

On January 31, 2006, Inversora Siderúrgica Ltd (“ISL”) and the Company entered into a reorganization agreement (the “Corporate Reorganization Agreement”) pursuant to which ISL committed to deliver shares of the Company to the Underwriters and to the Subordinated Lenders (as defined below) in an amount sufficient to satisfy the Company’s obligation to deliver shares of the Company to the Underwriters (excluding any shares to be delivered in connection with the Underwriters’ over-allotment option) and to the Subordinated Lenders pursuant to the terms of the Initial Public Offering and the Subordinated Convertible Loan Agreements. As provided in the Corporate Reorganization Agreement, after ISL’s delivery of such shares, ISL will contribute all of its assets and liabilities (including the credit against the Company arising from such delivery of shares, its interest in Amazonia and any remaining shares of the Company) to the Company in exchange for 959,482,775 newly issued shares of the Company.

Ternium´s ADS began trading on the New York Exchange under the symbol “TX” on February 1, 2006.

On February 6, 2006, the Company´s initial public offering was settled, and on February 9, 2006 ISL delivered for and on behalf of the Company 248,447,200 Ternium shares to the Underwriters and 374,272,579 Ternium shares to the Subordinated Lenders.

Ternium S.A.

Notes to the accounts (Contd.)

Note 1- Business of the company and corporate reorganization (Contd.)

As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL assigned and contributed to the Company all of its assets (then including the 3.4% interest in Amazonia , two notes issued by the Company in consideration of ISL´s delivery of Company shares pursuant to the Corporate Reorganization Agreement and 374,272,579 shares of the Company) and liabilities in exchange for 959,482,775 newly-issued shares of the Company. Upon consummation of this contribution, the 374,272,579 Company shares contributed by ISL to the Company were cancelled and the Company ´s issued share capital was increased to USD 1,981,762,082 represented by 1,981,762,082 shares, each having a nominal value of USD 1.00.

Also, the Company granted to the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD 20 per ADS less an underwriting discount of USD 0.55 per ADS. On February 23, 2006, the Underwriters exercised in part the over-allotment option granted by the Company. In connection, with this over-allotment option exercise, on March 1, 2006, the Company issued 22,981,360 new shares against payment in cash of an aggregate subscription price of USD 45,962,720.

After completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans mentioned in Note 2(ii), the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization Agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.

Note 2- Acquisition of business

On May 18, 2005, I.I.I. BVI, Hylsamex and Alfa S.A. de C.V. (“Alfa”) entered into the Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, I.I.I. BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa.

As part of the transfer of rights and obligations of I.I.I. BVI, the Company assumed the following liabilities:

i)	an amended and restated credit agreement, dated as of August 16, 2005 among I.I.I. BVI and lenders (including affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo- und Vereinsbank AG ) for an aggregate principal amount of USD 1,000 million (the “Ternium Credit Facility”). The Ternium Credit Facility is comprised of two equal tranches:

•

Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points. This tranche has been fully repaid in February 2006.

•

Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points. The outstanding debt amount is USD 233 million as of December 31, 2006.

Ternium S.A.

Notes to the accounts (Contd.)

Note 2- Acquisition of business (Contd.)

ii)	several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD 594 million, each among the Company, I.I.I. BVI, as borrowers, and Usiminas, Tenaris, or other Techint Group companies (collectively, the “Subordinated Lenders”, the agreements, the “Subordinated Convertible Loan Agreements” and the loans thereunder, the “Subordinated Convertible Loans”). Pursuant to the terms of the Subordinated Convertible Loan Agreements, on the date on which the Company delivers the ADSs to the Underwriters upon consummation of the Initial Public Offering, the Subordinated Convertible Loans would be converted into shares of the Company at a price per share equal to the price per share paid by the investors in the offering. As mentioned in Note 1 (b), The Subordinated Convertible Loans (including interest accrued through January 31, 2006) have converted into shares of the Company in February 2006.

On March 28, 2006, the Company acquired from its affiliated company Hylsamex S.A. de C.V. 3,500,000 shares of Consorcio Siderurgia Amazonia Ltd and 12,831,079 shares of Hylsa Latin LLC. Hylsa Latin LLC is a holding company whose main asset was an ownership interest in Consorcio Siderurgia Amazonia Ltd. As of that date, the Company acquired from its affiliated company Hylsa S.A. de C.V. 210,089,045 additional shares of Hylsa Latin L.L.C., thus reaching a 100% equity interest in that company.

On September 29, 2006, the Company made a cash contribution of USD 2,354,000 to Alvory S.A. (“Alvory”), a wholly owned subsidiary of the Company. The above mentioned contribution was used to purchase a 50% equity interest in Lomond Holdings B.V. from Tenaris S.A., a related entity under the common control of Ternium´s majority shareholders. Purchase price for this acquisition totaled USD 2,254,000.

On October 31, 2006, Hylsa Latin L.L.C. transferred to the Company its entire investment in Consorcio Siderurgia Amazonia Ltd. Afterwards, the Company commenced the cancellation process of Hylsa Latin L.L.C.

As a result of the transactions mentioned above, at the end of the year, the Company increased its ownership in Consorcio Siderurgia Amazonia Ltd. up to 60.63%.

On December 28, 2006, the Company acquired from CVRD International S.A. 16,860,000 shares representing a 4.85% equity interest in Siderar S.A.I.C. (a subsidiary company) for an aggregate purchase price of USD 107,500,000. Upon consummation of this transaction, the Company increased its ownership in Siderar S.A.I.C. to 211,701,012 shares or 60.93% of its share capital.

Ternium S.A.

Notes to the accounts (Contd.)

Note 3—Summary of significant accounting policies

3.1	Basis of preparation

The annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements.

3.2	Foreign currency translation

Financial assets, current and non-current assets and debts denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction. Only realized exchange gains and losses and unrealized losses are accounted for in the profit and loss accounts.

3.3	Formation expenses

Formation expenses are amortized on a straight-line method over a period of 5 years.

3.4	Financial assets

Financial assets are stated at cost. In case of other than temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist.

3.5	Financial debt

Financial liabilities are stated at nominal value plus accrued interest at year end.

3.6	Receivables and payables

Receivables and payables are valued at their nominal value.

Ternium S.A.

Notes to the accounts (Contd.)

Note 4 – Formation expenses

Formation expenses	December 31, 2006 USD	December 31, 2005 USD
Gross amount
- at the beginning of the year	5,457,657	1,657
- additions of IPO expenses (i)	17,838,570	5,456,000

- at the end of the year	23,296,227	5,457,657

Amortization
- at the beginning of the year	1,408	580
- charge for the year	4,659,163	828

- at the end of the year	4,660,571	1,408
Net book value at the end of the year	18,635,656	5,456,249

(i)	Expenses incurred in connection with the Initial Public Offering have been amortized on a straight-line method over a period of 5 years beginning at the closing date of such process.

Ternium S.A.

Notes to the accounts (Contd.)

Note 5 – Financial assets

- Shares in affiliated undertakings

Ternium’s investments in affiliated undertakings at December 31, 2006 were as follows:

Company	Country	% of beneficial ownership	Book value at 12.31.2005 USD	Net Additions USD	Book value at 12.31.2006 USD
I.I.I. Industrial Investments Inc.	British Virgin	99.00%	1,490,636,610	—	1,490,636,610
Consorcio Siderurgia Amazonia Ltd. (see Note 2)	Cayman Islands	60.63%	890,920,421	229,342,273	1,120,262,694
Hylsa Latin LLC (see Note 2 )	USA	—	26,325,700	(26,325,700)	—
Inversiones Siderúrgicas S.A.	Panama	100%	561,050,327	—	561,050,327
Siderar S.A.I.C. (see Note 2)	Argentina	60.93%	1,367,654,500	107,500,000	1,475,154,500
Ternium Internacional Uruguay S.A. (formerly Techintrade Uruguay S.A.)	Uruguay	100%	120,000,000	—	120,000,000
Ylopa – Serviços de Consultadoria Lda.	Portugal	54.62%	7,378,665	—	7,378,665
Fasnet International S.A.	Panama	99.00%	19,189,200	—	19,189,200
Alvory S.A. (see Note 2)	Uruguay	100%	—	2,354,000	2,354,000

Shares in affiliated undertakings			4,483,155,423	312,870,573	4,796,025,996

Note 6 – Receivables owed by affiliated undertakings

Correspond to dividends distributed by Hylsa Latin L.L.C. in 2005 and which were collected in February 2006.

Ternium S.A.

Notes to the accounts (Contd.)

Note 7 – Cash at banks and cash in hand as of December 31, 2006.

Citifunds – Time deposits denominated in USD	USD 5,206,666
Investment securities in USD	USD 61,332,811
Citibank, London – DDA account denominated in USD	USD 84,606
Citibank, London – DDA account denominated in Euros (42,406 Eur)	USD 55,972
Citibank, New York – DDA account denominated in USD	USD 65,989
Lehman Brother – DDA account denominated in USD	USD 16,731
Petty Cash (664 Eur)	USD 880

USD 66,763,655

Note 8—Shareholders’ equity

Item	Share Capital	Legal Reserve	Distrib. Reserves	Non-distrib. Reserves	Retained earnings	Result for the year	Shareholders' Equity
	USD
Balance at the beginning of the year	1,396,551,887	139,655,189	279,580,555	980,017,925	(11,537)	107,623,638	2,903,417,657
Conversion of Subordinated Convertible Loans dated February 9, 2006	302,962,261	30,296,226	60,592,452	212,073,583	—	—	605,924,522
Initial Public Offering dated February 9, 2006	656,520,513	65,652,053	132,234,046	467,933,850	—	—	1,322,340,462
Cancellation of own shares	(374,272,579)	(37,427,258)	(74,854,516)	(261,990,805)	—	—	(748,545,158)
Capital increase dated March 1, 2006	22,981,360	2,298,136	4,596,272	16,086,952	—	—	45,962,720
Allocation of previous year results (1)	—	—	—	—	107,623,638	(107,623,638)	—
Profit for the year	—	—	—	—	—	392,230,475	392,230,475

Balance at the end of the year	2,004,743,442	200,474,346	402,148,809	1,414,121,505	107,612,101	392,230,475	4,521,330,678

(1)	This allocation has been approved by the Annual General Meeting of Shareholders held on June 7, 2006.

Ternium S.A.

Notes to the accounts (Contd.)

Note 8—Shareholders’ equity (Contd.)

The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2006 was 2,004,743,442 shares with a par value of USD 1 per share.

Note 9—Restrictions on the distribution of profits

Under the credit agreements that financed the acquisition of Hylsamex, the Company and its affiliates have some restrictions to the payment of dividends in excess of certain amounts, among other limitations.

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. The legal reserve is not available for distribution to shareholders.

Note 10—Amounts owed to affiliated undertakings

December 31, 2006 USD
Non Current
Hylsa	103,185,847
Hylsamex	14,059,444

Total Non Current	117,245,291

Current
Siderar	1,486,654
Hylsa	2,004,098
Hylsamex	273,066

Total Current	3,763,818

Note 11 – Amounts owed to credit institutions

December 31, 2006 USD
Financial Debt
Non Current	181,188,895
Current	51,835,596

As mentioned in Note 1 (b), in February 2006 the Company used the proceeds from Initial Public Offering to repay Tranche A of the Ternium Credit Facility.

Following the positive business environment and its sound financial position, during the year ended December 31, 2006, the Company made prepayments, under Tranche B of the Credit Facility, for a total amount of USD 222 million.

Ternium S.A.

Notes to the accounts (Contd.)

Note 12 – Taxes

The Company is subject to the subscription tax of 0.2%. The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006.

On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The Company is also subject to personal assets tax in Argentina for the holding of stock in its subsidiary Siderar S.A.I.C. Accordingly, the Company recognized a provision amounting to USD 4.8 million as of December 31, 2006 for that concept.

Note 13 – Administrative and general expenses

December 31, 2006 USD
Services and fees	7,934,181
Others expenses	775,396

Total	8,709,577

Note 14 – Interest expenses/income

Interest expense for the year ended December 31, 2006, totaled USD 40.2 million, as a result of the amounts owed to: (i) financial institutions involved in the acquisition of Hylsamex SA de CV and its subsidiaries (USD 31.5 million), and (ii) affiliated companies in connection with the acquisitions of investments (USD 6.5 million) as well as interest accrued on The Subordinated Convertible Loans (USD 2.2 million).

Interest income totaled USD 10.6 million caused, principally by financial investment securities mentioned in Note 7.

Ternium S.A.

Notes to the accounts (Contd.)

Note 15- Dividends income

December 31, 2006 USD

Consorcio Siderurgia Amazônia Ltd. (Cayman Island)	232,935,424

Ylopa – Servicos de Consultadoría LTDA. (Madeira- Free Zone)	24,255,389

Inversiones Siderúrgicas S.A. (Panama)	113,280,040

Siderar S.A.I.C. (Argentina)	22,650,268

Ternium International S.A. Uruguay (formerly Techintrade de Uruguay S.A.)	5,000,000

Hylsa Latin LLC (USA)	41,821,368

Total	439,942,489

Note 16 – Income for own shares cancellation

Upon consummation of June 29, 2005 ISL’s capital contribution to the Company, ISL contributed 41,470 shares of the Company for an aggregate value of USD 29,935.

Immediately upon receipt of those Company shares, the Company cancelled them for their nominal value of USD 41,470. The difference between both values, amounting to USD 11,535 was recorded as income for the year 2005.

In 2005, in a subsequent capital increase, Ternium received and cancelled its own shares and issued new shares. The difference between the assets received and the shares issued (USD 3,472) was also recorded as income for the year.

Note 17 – Parent Company

The Company is controlled by Inversora Siderúrgica Limited, a company incorporated and existing under the laws of Gibraltar. The ultimate parent company is Rocca & Partners.

Ú DETACH PROXY CARD HERE Ú

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN
AGENDA

1.         Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2006.

	☐	☐	☐

2.         Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2006.

	☐	☐	☐

3. Allocation of results and approval of dividend payment.	☐	☐	☐

4. Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2006.	☐	☐	☐

5. Election of the Board of Directors’ members.	☐	☐	☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

	FOR	AGAINST	ABSTAIN

6. Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.	☐	☐	☐

7. Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.	☐	☐	☐

8. Board of Directors’ compensation.	☐	☐	☐

9. Appointment of the independent auditors and approval of their fees.	☐	☐	☐

To change your address, please mark this box. ☐

Date Share Owner sign here	Co-Owner sign here

TERNIUM S.A.

Instructions to The Bank of New York, as Depositary

(Must be received prior to 3:00 p.m. on June 1, 2007)

The undersigned, Owner of one or more American Depositary Receipts (“ADRs”) of TERNIUM S.A., (the “Company”), hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business May 1, 2007, at the Annual General Shareholders’ Meeting of the Company to be held on June 6, 2007, at 2:30 p.m. (local time) at 46A, Avenue John F. Kennedy L-1855 Luxembourg and at any adjournment or postponement thereof, as specified on the reverse side.

If no instruction is received, a discretionary proxy will be given to a person designated by the Company to vote such Deposited Securities.

NOTES:

1. Please direct the Depositary how to vote by placing an X in the appropriate box opposite the resolutions.

To include any comments, please mark this box.    ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Raúl Darderes
Name:	Raúl Darderes
Title:	Secretary to the Board of Directors

Dated: May 4, 2007